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Santander Bank Chile
Management Commentary
3Q24
As of September 30, 2024

Important information
Banco Santander Chile cautions that this document contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance.
Note: This document was approved for disclosure by the Bank’s Audit Committee on October 29, 2024. This report is presented according to accounting rules and instructions as issued by the Financial Markets Commission for banks in Chile which are similar to IFRS, but there are some differences. Please refer to our 2023 20-F filed with the SEC for an explanation of the main differences between accounting rules and instructions as issued by the Financial Markets Commission and IFRS. Nevertheless, the consolidated accounts are prepared on the basis of generally accepted accounting principles in Chile. Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank.

Section 1: Key information
Summary of results
ROAE1 of 23.1% in 3Q242 and 18.2% in 9M243.
In the third quarter of 2024 (3Q24), the Bank's net income attributable to shareholders totaled $243,133 million ($1.29 per share and US$ 0.58 per ADR), reflecting an increase of 11.7% compared to the previous quarter (2Q24), with an ROAE of 23.1%.
As of September 30, 2024, the Bank's net income attributable to shareholders totaled $581.109 billion ($3.08 per share and US$1.37 per ADR), reflecting an increase of 81.9% compared to the same period of the previous year and with an ROAE of 18.2%.
The increase in results in the quarter is explained by an increase in the Bank's main income lines, with operating income increasing by 6.3% in the quarter, driven by a better interest margin and readjustments.

Strong recovery of NIM4 to 3.9% in 3Q24 and 3.4% in 9M24.
Net interest and readjustment income (NII) accumulated as of September 30, 2024 increased by 74.8% compared to the same period in 2023. This increase in NII was due to higher interest income due to improvements in the cost of funds resulting from a lower monetary policy rate, partially offset by lower readjustment income due to lower inflation in the period.
In 3Q24, total net interest and readjustment income increased by 4.2% compared to 2Q24. This is explained by higher net interest income due to lower funding costs and better investment portfolio performance, offset by lower net readjustment income due to lower UF variation in the quarter.
It is important to mention that the two FCIC payments (credit line granted by the Central Bank during the pandemic) were made on April 1 and July 1. This generated a decrease in our interest-earning assets of around 11% in the period. With these dynamics of funding cost, inflation and decrease in interest-earning assets, the NIM increased from 2.0% in 9M23 to 3.4% in 9M24 and from 1.6% in 3Q23 to 3.6% in 2Q24 and to 3.9% in 3Q24.
Getnet's customer base continues to grow and its expansion continues
As a result of our strategy to strengthen digital products, the Bank's market share in current accounts remains strong. According to the latest publicly available information, which is as of July 2024, our market share reaches 23.8% in current accounts, which includes products such as Santander Life and PYME Life, while our US$ current
1 Annualized net income attributable to shareholders of the Bank divided by the average equity attributable to equity holders
2 The third quarter of 2024
3 The nine months accumulated as of September 30, 2024
4 NIM: Net interest margin. Annualized net interest income and annualized readjustments divided by interest-earning assets account solution is already attracting 41.2% of customers in this market. In total, our digital customers total around 2.2 million and represent 86% of our active customers, with the products with the greatest traction being deposits, credit cards, investment funds and general insurance brokerage.
Getnet's entry into the Chilean acquiring market continues to surprise with good results, with net commissions of $54 billion in 9M24 (not including operating expenses). Customer reception has been high, with more than 182 thousand affiliated merchants and more than 243 thousand operational POSs, with a strong demand from SME clients and an expansion towards larger clients that require a Host to Host solution, offering an integrated payment system for more sophisticated clients.
Thanks to Getnet and other initiatives such as the Cuenta Pyme Life, we are seeing significant growth in current accounts for SMEs and companies, growing 26.7% YoY by July 2024, and with a market share of 39.3% according to the CMF.

Net commissions increase 8.3% in the quarter, reaching recurrence5 levels of 63.4%.
Net fees increased 8.3% QoQ due to increased customer numbers and greater use of products such as mutual funds, cards and current accounts. With this, the recurrence ratio (total net fees divided by total core expenses) is 63.4% in 3Q24, demonstrating that more than half of the Bank's expenses are financed by fees generated by our customers.
In the nine months to September 30, 2024, fees increased by 5.4% compared to the same period in 2023, mainly due to higher fees from current accounts, mutual fund brokerage and Getnet. This was partially offset by the impact of interchange fee regulation.
For the fifth consecutive year we are Top 1 in NPS among our Chilean peers
As a result of all our efforts, our customers are the most satisfied with us. As of September 2024, our NPS is 59 points, top 1 among our peers. We also rank first in net satisfaction in the evaluation of our account executives and contact center with 66 and 72 points respectively. Regarding digital channels, they also continue to be a strength, with the website standing out with a net satisfaction of 72 and the App with 74 points.
Solid capital levels with a BIS6 ratio of 17.2% and a CET17 of 10.7%.
Our total BIS ratio reached 17.2% as of September 30, 2024 and the CET1 ratio remains solid at 10.7%, even considering that we increased the dividend provision from 2024 earnings to 70% in September 2024. Risk-weighted assets (RWA) increased 0.8% since December 31, 2023 and 0.3% QoQ, explained by an increase in
5Recurrence: Net commissions divided by structural operating expenses (excludes other operating expenses).
6 Regulatory capital divided by risk-weighted assets, according to CMF BIS III definitions.
7 Core capital divided by risk-weighted assets, according to CMF BIS III definitions.

market risk-weighted assets and offset by a decrease in credit risk-weighted assets. Additionally, in January 2024, the CMF announced the Pillar II charges for six banks in the Chilean system, and we highlight that, on this occasion, they did not assign a Pillar II charge to the Bank.

Financial Information

Balance sheet (Ch$ million)	Sept-24	Dec-23	% Variation
Total assets	65,890,254	70,857,888	(7.0%)
Total gross loans[1]	40,324,599	40,811,886	(1.2%)
Demand deposits	13,122,845	13,537,826	(3.1%)
Time deposits	16,494,241	16,137,942	2.2%
Total shareholders' equity	4,218,883	4,367,158	(3.4%)

Income Statement (YTD)	Sept-24	Sept-23	% Variation
Net income from interest and readjustment	1,297,581	742,153	74.8%
Net fee and commission income	408,319	387,406	5.4%
Net financial results	180,480	243,544	(25.9%)
Total operating income[2]	1,896,031	1,393,956	36.0%
Operating expenses[3]	(757,565)	(669,632)	13.1%
Net operating income before credit loss expenses	1,138,466	724,324	57.2%
Credit loss expenses	(393,520)	(352,282)	11.7%
Net operating income before income tax	744,946	372,042	100.2%
Income attributable to shareholders	581,109	319,486	81.9%

1.Loans (including interbank loans) at amortized cost.
2.Total operating income: Net income from interest and readjustments + net fee income + net financial results+ income from investments in associates and other companies+ results from non-current assets and non-continued operations+ other operating income.
3.Operating expenses: Personnel expenses + administration expenses+ depreciation and amortization+ impairment of non-financial assets + other operating expenses.

Key Indicators (Non-accounting Financial Information)

Profitability and efficiency	Sept-24	Sept-23	Variation (bp)
Net interest margin (NIM) [1]	3.4%	2.0%	140
Recurrence[2]	60.0%	59.5%	50
Efficiency ratio[3]	40.0%	48.0%	(800)
Return on avg. equity[4]	18.2%	10.4%	780
Return on avg. assets[5]	1.1%	0.6%	50
Return on RWA[6]	1.9%	1.1%	80
Asset quality ratios (%)	Sept-24	Sept-23	Variation (bp)
NPL ratio[7]	3.1%	2.3%	80
Coverage of NPLs ratio [8]	119.8%	158.0%	(3,820)
Cost of credit[9]	1.28%	1.19%	9

Capital indicators	Sept-24	Dec-23	Variation
Risk-weighted assets	39,881,152	39,552,229	0.8%
Common Equity	4,267,142	4,397,881	(3.0%)
Regulatory capital	6,848,574	6,978,733	(1.9%)
Core capital ratio[10]	10.7%	11.1%	(49)
Tier I ratio[11]	12.3%	1.5%	1,077
Tier II ratio[12]	4.9%	5.0%	(10)
BIS[13] ratio	17.2%	17.6%	(43)

Customers and service channels (#)	Sept-24	Sept-23	% variation
Total customers	4,213,326	3,907,194	7.8%
Active clients	2,542,422	2,263,503	12.3%
Loyal customers[14]	1,312,301	838,312	56.5%
Digital Clients[15]	2,195,286	2,061,291	6.5%
Branches	234	254	(7.9%)
Employees	8,861	9,077	(2.4%)

Market capitalization (cumulative)	Sept-24	Sept-23	% variation
Net income per share ($)	3.08	1.70	81.2%
Net profit per ADR (US$)	1.37	0.76	80.3%
Share price ($/per share)	47	41.15	13.7%
ADR Price (US$ per ADR)	20.80	18.34	13.4%
Market capitalization (US$mn)	9,606	8,640	11.2%
Number of shares (millions)	188,446.1	188,446.0	—%
ADRs (1 ADR = 400 shares) (millions)	471.1	471.0	—%
1.NIM = Net interest income and annualized readjustments divided by interest-earning assets.
2.Recurrence: Net commissions divided by corel operating expenses (excluding other operating expenses).
3.Efficiency ratio: Operating expenses including impairment and other operating expenses divided by Operating income.
4.Net income attributable to shareholders of the Bank, accumulated and annualized, divided by the average annual average shareholders' equity.
5.Net income attributable to shareholders of the Bank, accumulative and annualized, divided by average annual total assets.
6.Net income attributable to shareholders of the Bank, accumulative and annualized divided by risk-weighted assets.
7.Principal + future interest on all loans with a maturity of 90 days or more divided by total loans.
8.Total credit loss provisions divided by Principal + future interest on all loans 90 days or more past due. Adjusted to include additional provisions set totaling $293 billion and $6 billion of regulatory-mandated provisions.
9.Annualized provision expense divided by average total loans.
10.Core capital divided by risk-weighted assets, according to CMF BIS III definitions.
11.Tier I capital divided by risk-weighted assets, according to CMF BIS III definitions.
12.Tier II capital divided by risk-weighted assets, according to CMF BIS III definitions.
13.Regulatory capital divided by risk-weighted assets, according to CMF BIS III definitions.
14.Individuals who have 4 or more products with a minimum level of profitability and usage. Companies with a minimum level of profitability and usage of products.
15.Clients that use our digital channels at least once a month.

Section 2: Business environment
Competitive position
We are the largest bank in the Chilean market in terms of total loans (excluding loans held by subsidiaries of Chilean banks abroad) and the second largest bank in terms of total deposits (excluding deposits held by subsidiaries of Chilean banks abroad). We have a leading presence in all major business segments in Chile and a broad distribution network with national coverage that extends throughout the country. We offer unique transaction capabilities to clients through our 234 branches and digital platforms. Our headquarters are in Santiago and we operate in all major regions of Chile.
Santander Chile provides a wide range of banking services to its customers, including commercial, consumer and mortgage loans, as well as current accounts, time deposits, savings accounts and other transactional products. In addition to its traditional banking operations, it offers financial services, including leasing, factoring, foreign trade services, financial advisory services, acquisition and brokerage of mutual funds, securities and insurance.

Market Share (1)	Santander	Ranking[2]
Total loans	17.2%	1
Commercial	13.8%	4
Mortgages	21.0%	1
Consumption	20.1%	1
Demand deposits	19.9%	3
Time deposits	15.4%	2
Current accounts (#)	23.5%	1
Credit card purchases ($)	24.0%	1
Branch offices (#)	16.4%	3
Employees (#)	15.3%	3
Indicators[1]	Sept 2024
Efficiency	40.0%	3
ROAE	18.2%	2
ROAA	1.1%	4
1.Source: CMF as of August 2024. Current accounts, credit card purchases (last 12 months), branches and employees as of July 2024. 2.Competition: Banco de Chile, BCI, Banco Estado, Itaú and Scotiabank.
Banco Santander Chile is one of the companies with the highest risk ratings in Latin America, with an A2 rating from Moody's, A- from Standard and Poor's, A+ from Japan Credit Rating Agency, AA- from HR Ratings and A from KBRA. All our ratings as of the date of this report have a stable outlook.
As of September 30, 2024, the Bank has total assets of $65,890,254 million (US$73,419 million), total gross loans (including loans to banks) at amortized cost of $40,362,740 million (US$44,975 million), total deposits of $29,617,085 million (US$33,001 million) and shareholders' equity of $4,218,883 million (US$4,701 million). The BIS capital ratio was 17.2%, with a core capital ratio of 10.7%. As of September 30, 2024, Santander Chile employed 8,861 people and has 234 branches throughout Chile.
For more information on the constitution of the business, please refer to the Bank's Integrated Report.

Macroeconomic Environment
All of our operations and substantially all of our customers are located in Chile. Accordingly, our financial condition and the results of our operations depend substantially on the economic conditions prevailing in the country.
Economic activity began the first quarter of 2024 stronger than the previous year, however, in the last two quarters it has shown a setback, accumulating a growth of 2.3% YoY to August 2024. As a result, we have been lowering our GDP growth estimate for this year, from 2.8% to 2.5% and currently to 2.4% annually, driven mainly by consumption and external demand. The labor market loses strength in the last moving quarter ended in August, leading to unemployment at 8.9%. Meanwhile, wages receive a boost from the increase in the minimum wage. With this, in real terms they expand 3.7% year-on-year, giving strength to consumption.
Inflation in the third quarter of 2024 was high in July and August due to increases in electricity rates and other volatile factors. In September, the inflation rate was surprisingly low, with annual inflation falling to 4.1%, so the CPI estimate decreased from the previous 4.6% to 4.5% for 2024 and remains at 3.4% for 2025. The UF variation in 3Q24 decreased compared to the previous quarter, reaching 0.9% vs. 1.3% in 2Q24. We expect that for 2024, the UF variation will decrease to 4.1% (4.8% in 2023) and to 3.4% in 2025.
The volatility of the exchange rate is explained by the fluctuations in the price of copper and the global dollar and, above all, the expectations of the rate differential between the Central Bank of Chile and the Fed. In the baseline scenario, we estimate that the parity will continue with a gradual process of convergence towards its equilibrium values, so we maintain our exchange rate projection at $900 by December 2024.

The Central Bank began the rate cut process in July 2023 and continued with this trend in its subsequent meetings, closing 2023 at 8.25%. During 2024, the cuts have persisted, although more gradually. At the last meeting in October, the Central Bank cut the rate by 25bp, to 5.25%, and revised the rate corridor downwards in the context of lower domestic spending dynamism and better global financial conditions following the monetary normalization process by the Federal Reserve. With this, we estimate that the Central Bank will take the Monetary policy rate (MPR) to 5.00% at the end of 2024 and continue with more cuts next year, to reach a neutral rate of 4.00% at the end of 2025.

Summary of estimated economic data:

	2021	2022	2023	2024 (E)	2025 (E)

National accounts
GDP (real var. % YoY)	11.7%	2.4%	0.2%	2.4%	2.1%-2.3%
Internal demand (real var. % YoY)	21.7%	2.3%	-4.2%	1.2%	3.1%
Total consumption (real var. % YoY)	19.3%	3.1%	-3.9%	2.1%	2.1%
Private consumption (real var. % YoY)	20.8%	2.9%	-5.2%	1.8%	2.4%
Public consumption (real var. % YoY)	13.8%	4.1%	1.7%	3.5%	1.1%
Gross fixed capital formation. (Real var. % YoY)	15.7%	2.8%	-1.1%	-1.5%	4.3%
Exports (real var. % YoY)	-1.4%	1.4%	-0.3%	6.5%	2.5%
Imports (real var. % YoY	31.8%	0.9%	-12.0%	2.4%	5.3%
Monetary and Foreign Exchange Market
CPI Inflation	7.2%	12.6%	3.9%	4.3%	3.4%
UF Inflation	6.6%	13.3%	4.8%	4.1%	3.4%
CLP/US$ exchange rate (year’s exercise)	852	875	879	900	890
Monetary policy rate (year’s exercise, %)	4.0%	11.25%	8.25%	5.0%	4.00%
Fiscal policy
Public expenditure (real var. % YoY)	31.6%	-24.0%	1.0%	4.8%	3.5%
Central Government balance (% GDP)	-7.7%	1.3%	-2.4%	-2.5%	-2.3%
Estimates from the Research Department of Banco Santander Chile.

Tax Reform
Chile's Ministry of Finance submitted a tax reform proposal to Congress in July 2022, but it raised several criticisms and doubts from both the private and political sectors, in particular, regarding those aspects that could impact the country's competitiveness and investment. The proposed reform was rejected in March 2023.
Meanwhile, the government is carrying out a fiscal pact, seeking to modernize the current tax system, prioritize spending, greater transparency of state services and fiscal supervision. As part of this, they hope to encourage investment, productivity and formalization of the economy while closing opportunities for tax avoidance.
In this context, on January 29, 2024, the government submitted to Congress the Tax Compliance Bill, which seeks to collect 1.5% of the Gross Domestic Product (GDP) by reducing the gaps in tax payments due to avoidance, evasion and/or involuntary underreporting. This initiative is one of the commitments acquired in the Pact for Economic Growth, Social Progress and Fiscal Responsibility, specifically in the fifth axis of Supervision of Compliance with Tax Obligations and Income Tax Reform. This project was approved in September 2024 and sent to become law.
The initiative, which does not imply increasing the tax burden on taxpayers, is composed of 7 thematic pillars: i) Modernization of the tax administration and the Tax and Customs Courts; ii) Control of informality; iii) Tax crimes; iv) Aggressive tax planning; v) New powers for the Taxpayer's Ombudsman; vi) Regularization of tax obligations; vii) Institutional strengthening and integrity.
Pension Reform
The initiative was approved in the Chamber of Deputies at the beginning of 2024, but several of the project's main ideas were rejected. It is currently under discussion in the Senate, in the Labor and Social Security Committee, from where a Technical Commission was tasked with analyzing the project's matters and issuing a proposal. The government agreed with the opposition on a protocol on the discussion schedule of the project, which should end in January 2025, including the following matters: increasing savings for pensions, establishing clear parameters for the Universal Guaranteed Pension (PGU), increasing competition in the pension fund market, and improving fund management. Likewise, the axis is established to increase current pensions and equity in the amount of pensions for men and women with equal retirement conditions.
Pillar 2 – Basel III Implementation
In the context of the implementation of Basel III in Chile, on December 12, 2023, the CMF put out for consultation adjustments to the regulations on capital requirements for banks, referring to the component known as Pillar 2.
Subsequently, on January 17, 2024, the CMF applied the current regulations on additional asset requirements according to Pillar II, where the Council resolved to apply said requirements to the following institutions: Banco Bice, Banco BTG Pactual Chile, Banco Consorcio, Banco de Chile, Banco del Estado de Chile, Banco Internacional, Banco Security, HSBC Bank (Chile) and Scotiabank Chile.
The above decision is based on the capital self-assessment process through the Effective Asset Self-Assessment Report (IAPE) that all banks carry out annually in the month of April. In this report, the banks themselves determine their internal target of effective equity necessary to cover their material risks over a horizon of at least three years. And, in addition, from the IAPE corresponding to the year 2023, it also considers risks for which there is no measurement standard, such as market risk in the banking book and credit concentration risk.

On October 11, 2024, the CMF published a new version for consultation of the regulations on capital requirements for pillar 2. This new proposal considers that part of the changes will come into effect as of May 2025 and the remaining changes for the IAPE of 2026.
Interchange fees
In February 2023, the Committee for the Setting of Interchange Fee Caps proposed new rate caps. These were approved at the end of April 2023 and will be implemented gradually.

Card type	Initial rate	First cut (Oct-23)	Second cut (Oct-24)(Suspended)
Debit	0.6%	0.5%	0.35%
Credit	1.48%	1.14%	0.80%
Prepaid	1.04%	0.94%	0.80%
In order to assess the effects of the gradual implementation of the process of determining limits on interchange rates, the Committee agreed to carry out an impact study on: (i) the application of the preliminary rates; (ii) the first reduction established in this resolution; (iii) the evaluation of the potential effects, or those that are reasonably foreseeable, of the second reduction; and (iv) on all aspects of the market that are relevant to the fulfillment of the Committee's objectives established in the aforementioned law.
This report has not yet been published. On September 30, the Committee indicated that it will begin a review process of the limits on the interchange fees, so it will maintain the limits in force at the time (the reduction scheduled for October 2024 is suspended).
New regulations for consumer provisions
During 2022, the CMF published a draft for a new standardized model of provisions for consumer loans for banks. The CMF estimated an impact for the entire industry of about US$1 billion and the Bank estimated an impact of an expense of between Ch$100 billion and Ch$150 billion. In October 2023, the CMF published a second draft for consultation for the same model, estimating an initial impact of US$487 million for the entire system. Finally, in March 2024, the CMF published the final regulations for this model, which will come into force in January 2025. The impact for the entire system is close to US$454 million and for the Bank it is around Ch$100 billion. As reported by the CMF, voluntary provisions already established in previous periods can be used to constitute this additional requirement.
Fraud Act
In early April, improvements were approved to the Fraud Law No. 20,009 to combat the recent increase in cases of unknown bank transactions (better known as self-fraud) and other crimes associated with opportunistic behavior, which have strongly affected financial institutions. Certain aspects are modified, such as, for example, i) the repayment terms for an unknown transaction, ii) the requirement of a sworn statement from the user and a complaint to a criminal authority to make the fraud claim effective, iii) a new suspension procedure is created, regardless of the amount claimed, when the issuer has sufficient evidence of the existence of fraud or gross negligence on the part of the user, and then submits the background information to the respective local police court requesting authorization to maintain said suspension, among others.

Consolidated debt
In early June, the Consolidated Debt Law was approved, which creates a public and free Consolidated Debt Registry (Redec), which will be administered by the Financial Market Commission (CMF). The new law establishes that new institutions that did not do so before will be required to report to the CMF current loans granted to natural persons, such as the administrative agents of endorsable mortgage loans; family allowance compensation funds; credit card issuers (supervised by the CMF); securitization companies; credit advisory entities regulated by the Fintec Law; and any other entity supervised by the CMF, which it determines through a General Standard.
Furthermore, it is made clear that the person is the owner of his/her data and is guaranteed the right to protection of said data, under the supervision of the CMF, by establishing his/her rights to update, rectify and cancel the information, along with defining severe sanctions for negligent or malicious access or use of Redec information.
In order to access the registry information, reporters must have prior consent, which will be granted for the sole purpose of evaluating their commercial or credit risk for a specific operation and for a limited period.
Fintec and Open Finance Law
At the beginning of July, the Financial Market Commission (CMF) published the regulations governing the Open Finance System (SFA) or open finance of the Fintech Law, which will come into force in July 2026. The regulation establishes that institutions currently regulated in the financial system - such as banks, payment card issuers, insurance companies, fund managers, savings and credit cooperatives supervised by the CMF - must compulsorily join the SFA to provide the information that the user decides to share with other participating institutions, after giving their consent.
In addition, the CMF established the rules for institutions that voluntarily decide to register with the SFA and thus offer financial services to users. The implementation period of the SFA will be gradual, depending on the role played by each participant within this scheme.
The first stage has a 24-month period for its entry into force, a period that will be used for the adaptations required for implementation by each of the participants. In addition, during this period they will develop the technical manuals with the specifications. After this time, the standard contains an implementation schedule that begins with the progressive delivery of information that banks and payment card issuers must share within the following 18 months. Then, in the 18 consecutive months, the obligation will begin for savings and credit cooperatives supervised by the CMF, insurance companies, fund managers and compensation funds, among others. Therefore, the total implementation of the standard is estimated to take five years.
Regulation and supervision
In Chile, only banks may maintain current accounts for their clients, conduct foreign trade transactions and, together with regulated non-bank financial institutions such as cooperatives, accept time deposits. The main authorities regulating financial institutions in Chile are the Financial Market Commission (CMF) and the Central Bank. Chilean banks are subject primarily to the General Banking Law, and secondarily, to the extent not inconsistent with this statute, to the provisions of the Chilean Corporations Law governing corporations, except for certain provisions that expressly exclude them.
For more information regarding the regulation and supervision of our Bank, please refer here.

For more information on the General Banking Law click here.
For more information about the CMF, please visit the following website: www.cmfchile.cl
For more information about the Central Bank, please visit the following website: www.bcentral.cl

Section 3: Segment information
Segment information is based on the Financial Information presented to senior management and the Board of Directors. The Bank has aligned the segment information consistently with the underlying information used internally for management reporting purposes and with that presented in other public documents of the Bank. The Bank's senior management has been determined to be primarily responsible for the Bank's operating decisions. The Bank's operating segments reflect the Bank's organizational and management structures. Senior management reviews internal information based on these segments to assess performance and allocate resources.
During 2024, the Bank will maintain the general criteria applied in 2023, adding the opening of Retail (formerly Individuals and SMEs) between Retail and Wealth Management & Insurance. For comparative purposes, the 2023 data has been reworked including these modifications.
Description of segments
Retail Banking
This segment includes individuals and small companies with annual sales of less than 100,000 UF. This segment offers a variety of services to clients including consumer loans, credit cards, commercial loans, foreign trade, mortgage loans, debit cards, current accounts, savings products, mutual funds, stock brokerage and insurance. Additionally, SME clients are offered loans with a state guarantee, leasing and factoring.

Wealth Management & Insurance
It comprises the Asset Management, Insurance and Private Banking businesses, as well as coordinating the distribution of the various investment products and services to the rest of the Santander Group Divisions in Chile. The Santander Insurance business offers both personal and corporate protection products, health insurance, life insurance, travel insurance, savings, personal protection, automobile insurance, leasing, guarantees, unemployment insurance, among others; and finally, for high net worth clients, Santander Private Banking offers everything from transactional products and services (credits, cards, foreign trade, buying/selling shares) to sophisticated products and services such as international investment accounts, structured funds, alternative investment funds, wealth management and open architecture.

Middle-market
This segment includes companies with annual sales ranging from 100,000 UF to 400,000 UF and large companies with annual sales of over 400,000 UF without a limit (for specialized sectors of the Metropolitan Region with annual sales of over 100,000 UF without a limit). It also includes institutional organizations such as universities, government agencies, municipalities and regional governments and companies in the real estate sector that execute projects to sell to third parties and all construction companies with annual sales of over 100,000 UF without a limit. A wide variety of products are offered to this segment, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, current accounts, transactional services, treasury services, financial consulting, savings products, mutual funds and insurance. In addition to companies in the real estate sector, specialized services are offered for the financing of mainly residential projects, with the intention of increasing the sale of mortgage loans.

Corporate Investment Banking (CIB)
Comprises foreign multinational companies or Chilean multinational companies. This segment offers a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, current accounts, transactional services, treasury services, financial consulting, investment banking, savings products, mutual funds and insurance.
This segment includes the Treasury Division, which provides sophisticated financial products mainly to companies in the Retail Banking and Middle-market areas. Products include short-term financing and deposits, brokerage services, derivatives, securitization and other products tailored to the needs of clients. The Treasury area also handles the intermediation of positions, as well as the company's own investment portfolio.

Corporate Activities (“Other”)
This segment includes Financial Management, which develops the overall functions of managing the structural exchange position, the structural interest rate risk of the parent company and the liquidity risk. Likewise, it manages the equity, the capital allocation made to each unit and the financing cost of the investments made. All of this means that it usually has a negative contribution to the results.
In addition, this segment incorporates all intra-segment results, all activities not assigned to a segment or product with customers.
(*) Note. 9M24 earnings do not include the loss recognized in other corporate activities.

Results by segment
Financial accounting information
As of September 30, 2024

(Ch$ million)	Retail	WM&I	Middle-market	CIB	Total business segments	Corporate Activities	Total
Net interest income[1]	1,163,757	45,684	233,337	179,260	1,622,038	(324,457)	1,297,581
Variation YoY	6.2%	10.3%	(0.8%)	(2.9%)	4.2%	(60.2%)	74.8%
Net commission income	334,441	17,914	32,847	40,862	426,064	(17,745)	408,319
Variation YoY	13.1%	6.2%	21.0%	13.8%	13.5%	(249.3%)	5.4%
Net financial result	43,651	2,127	14,765	139,185	199,728	(19,248)	180,480
Variation YoY	14.7%	(4.6%)	(5.9%)	(0.7%)	1.9%	(140.6%)	(25.9%)
Total income	1,541,849	65,725	280,949	359,307	2,247,830	(361,450)	1,886,380
Variation YoY	7.9%	8.6%	1.1%	(0.4%)	5.6%	(52.2%)	37.4%
Provisions for credit risk	(368,388)	(2,913)	(22,833)	(3,752)	(397,886)	4,366	(393,520)
Variation YoY	8.7%	76.8%	29.6%	(167.5%)	12.9%	1798.3%	11.7%
Net operating income	1,173,461	62,812	258,116	355,555	1,849,944	(357,084)	1,492,860
Variation YoY	7.6%	6.7%	(0.9%)	(2.9%)	4.1%	(52.7%)	46.2%
Operating expenses[2]	(540,626)	(25,095)	(33,072)	(69,887)	(668,680)	(11,439)	(680,119)
Variation YoY	3.1%	12.4%	7.4%	9.2%	4.3%	11.2%	4.4%
Other income and expenses	(31,320)	2,064	248	(243)	(29,251)	(38,544)	(67,795)
Variation YoY	(281.7%)	(22.7%)	100.0%	(132.3%)	(240.7%)	58.2%	1789.5%
Result before taxes	601,515	39,781	225,292	285,425	1,152,013	(407,067)	744,946
Variation YoY	3.0%	1.5%	(1.9%)	(5.8%)	(0.3%)	(48.5%)	103.7%
Taxes	(162,408)	(10,741)	(60,829)	(77,065)	(311,043)	156,907	(154,136)
Variation YoY	3.0%	1.5%	(1.9%)	(5.8%)	(0.3%)	(42.8%)	307.7%
Net profit after tax	439,107	29,040	164,463	208,360	840,970	(250,160)	590,810
Variation YoY	3.0%	1.5%	(1.9%)	(5.8%)	(0.3%)	(51.5%)	80.2%
1.Includes net results of interest and readjustments.
2.Includes personnel, administration and depreciation expenses.

Retail Banking:
Financial accounting information

ACTIVITY
Ch$ million	Sept-24	Sept-24/Sep-23	QoQ
Loans	31,381,805	3.6%	0.7%
Deposits	12,696,809	(5.5%)	(4.0%)

RESULTS
Ch$ million	Sept-24	YoY	3Q24	QoQ
Net interest income and readjustments	1,163,757	6.2%	398,128	2.7%
Fees	334,441	13.1%	123,665	15.6%
Financial transactions	43,651	14.7%	15,661	8.2%
Total income	1,541,849	7.9%	537,454	5.6%
Provisions	(368,388)	8.7%	(128,622)	10.5%
Net operating income	1,173,461	7.6%	408,832	4.1%
Expenses	(540,626)	3.1%	(194,968)	14.2%
Other income and expenses	(31,320)	(281.7%)	(8,341)	(25.7%)
Income before taxes	601,515	3.0%	205,523	(2.5%)
Taxes	(162,408)	3.0%	(55,490)	(2.5%)
Income after taxes	439,107	3.0%	150,033	(2.5%)

Business activity:
Santander seeks to grow in retail banking in a responsible manner, with a focus on sustainability for our customers, with the highest levels of customer service and through a phygital distribution strategy that is efficient and productive. 77% of loans to individuals go to middle-high income people, however, the Bank has an innovative strategy for mass income.
Within the retail segment, there are individuals, companies and Santander Consumer (car financing) detailed below.

•Individuals: Santander Life continues to be one of the main contributors to new customer growth, which has a digital onboarding process for opening a checking account. Santander Life customers are monetizing quickly while obtaining a high net promoter score (NPS) for the onboarding process. Also, with the aim of continuing with our commitment to financial inclusion, we launched “Más Lucas”, the first profitable checking account and savings account, 100% digital for the mass market. This product does not charge a maintenance or transaction fee, on the other hand, the checking account pays a fixed monthly rate based on the average balance maintained in the account.
•Santander Consumer (auto financing): This business has been very proactive in increasing alliances with different car manufacturers, achieving 14 new commercial alliances in 2023 and being the first financing option for more than 33 brands to date. Also in March, the FNE approved the purchase of at automotive loan portfolio with Servicios Financieros Mundo Crédito Spa (auto financing company).
•Companies: We continue to open digital current accounts for these clients, which, together with the services offered by Getnet, complete the range of solutions for businesses.
Retail Banking loans increased 3.6% YoY and 0.7% QoQ. Mortgage loans continued to increase 0.5% QoQ and 2.9% since December 31, 2023, in line with the increase in the UF, which increased 0.9% QoQ and 3.0% so far this year, so there is not enough new mortgage origination for real portfolio growth. On the consumer side, this increased 2.5% since December 31, 2023 and 0.6% QoQ, mainly driven by credit cards, which grew 3.1% so far this year, and the portfolio purchase by Santander Consumer for a total of Ch$ 60 billion.
As for total deposits in this segment, they decreased by 5.5% YoY, and also in the quarter due to a greater drop in demand deposits, coupled with a drop in time deposits, in which we have seen a transfer of our clients' liquidity to Mutual Funds as a consequence of the decrease in the MPR, which makes time deposits less attractive and clients begin to look for products with a higher return.
Results:
Retail banking's net contribution increased 3.0% YoY, due to higher revenues from the main lines and offset by lower provisions. The margin increased 6.2% YoY due to a better funding mix and growth in loans. Commissions in this segment increased strongly by 13.1% YoY, driven by commissions on current accounts, cards and mutual funds as well as by commissions generated by Getnet. Provisions increased 8.7% YoY, due to a higher expense for provisions in the consumer portfolio and offset by lower provisions for mortgages. Operating expenses increased 3.1% YoY, below inflation in the period, and explained by the continuation of the digital transformation.
Compared to 2Q24, retail banking's net contribution decreased by 2.5% QoQ due to an increase in provisions, particularly in consumer, and higher technology expenses related to digital transformation. This was partly offset by total revenues which increased by 5.6% QoQ. The margin increased by 2.7% QoQ due to higher inflation in the quarter and a better spread on consumer loans. Fees in this segment increased by 15.6% in the quarter mainly as a result of higher fees for mutual fund brokerage (Santander Asset Management) and payment methods, both for the use of cards and the Getnet business.

Wealth Management & Insurance:
This unit aims to unify the investment offering, allowing for greater consistency across all segments and communication of products and services. Its focus is on generating a specialized strategy for investments in each segment, establishing unique digital and communication development plans. The core businesses are insurance and the distribution of investment instruments for the Retail segment and Private Banking.
Financial accounting information

ACTIVITY
Ch$ million	Sept-24	Sept-24/Sep-23	QoQ
Loans	779,686	8.5%	—%
Deposits	2,667,785	38.2%	11.8%

RESULTS
Ch$ million	Sept-24	YoY	3Q24	QoQ
Net interest income and readjustments	45,684	10.3%	15,889	(2.2%)
Fees	17,914	6.2%	5,494	(3.1%)
Financial transactions	2,127	(4.6%)	677	(7.3%)
Total income	65,725	8.6%	22,060	(2.6%)
Provisions	(2,913)	76.8%	517	(127.0%)
Net operating income	62,812	6.7%	22,577	8.9%
Expenses	(25,095)	12.4%	(10,903)	64.3%
Other income and expenses	2,064	(22.7%)	214	(83.4%)
Income before taxes	39,781	1.5%	11,888	(22.7%)
Taxes	(10,741)	1.5%	(3,210)	(22.7%)
Income after taxes	29,040	1.5%	8,678	(22.7%)
Business activity:
The loan portfolio of this segment increased by 8.5% YoY due to higher demand for commercial and mortgage loans and cards. Deposits increased by 11.8% QoQ and 38.2% YoY, mainly due to time deposits.
Results:
Wealth Management & Insurance's net contribution increased 1.5% YoY due to higher total revenues, which increased 8.6% YoY, explained by a higher spread and volume in cards and commercial loans in this segment and higher commissions related to mutual funds and insurance. This was offset by higher provisions due to a worsening in customer behavior and higher consumer write-offs. Operating expenses increased 12.4% YoY due to higher variable remunerations and other administrative expenses.
In the quarter, the net contribution of Wealth Management & Insurance decreased by 22.7% QoQ mainly due to a 64.3% increase in operating expenses related to variable remuneration and higher amortizations of IT development. Revenues were also affected by a decrease in current accounts and lower commissions for life insurance. This was partly offset by a release of provisions in the quarter.

Middle-market:
Financial accounting information

ACTIVITY
Ch$ million	Sept-24	Sept-24/ Sept-23	QoQ
Loans	5,785,185	(3.6%)	(0.2%)
Deposits	3,947,778	0.2%	(1.1%)

RESULTS
Ch$ million	Sept-24	YoY	3Q24	QoQ
Net interest income and readjustments	233,337	(0.8%)	77,189	(1.2%)
Fees	32,847	21.0%	11,803	4.5%
Financial transactions	14,765	(5.9%)	4,548	(13.3%)
Total income	280,949	1.1%	93,540	(1.2%)
Provisions	(22,833)	29.6%	(10,596)	8.5%
Net operating income	258,116	(0.9%)	82,944	(2.3%)
Expenses	(33,072)	7.4%	(9,857)	(16.0%)
Other income and expenses	248	100.0%	396	(230.3%)
Income before taxes	225,292	(1.9%)	73,483	0.9%
Taxes	(60,829)	(1.9%)	(19,841)	0.9%
Income after taxes	164,463	(1.9%)	53,642	0.9%
Business activity:
The loan portfolio of this segment decreased by 0.2% QoQ and 3.6% YoY due to a slower economic performance in recent months. Deposits fell by 1.1% QoQ and remained stable YoY, mainly due to lower liquidity and a less attractive rate on time deposits. The main strategic objective of this segment is to focus on total customer profitability, in lending and non-lending activities.
Results:
Middle-market's net contribution decreased by 1.9% YoY. Total revenues increased by 1.1% due to an increase in commissions. Provisions increased by 29.6% YoY due to a worse performance in some industries such as construction and real estate in recent years and the agricultural sector due to the intense rains and floods caused by the "El Niño" phenomenon last year, which mainly affected the central regions of Chile where there are many fields and crops, added to a prolonged drought in previous years. Expenses increased by 7.4% YoY due to higher expenses in technological projects.
In the quarter, Middle-market's net contribution increased by 0.9% QoQ due to a decrease in operating expenses in the quarter, which was partly offset by lower income related to margin and financial transactions and higher provisions related to the aforementioned industries.

Corporate Investment Banking (CIB):
Financial accounting information

ACTIVITY
Ch$ million	Sept-24	Sept-24/ Sept-23	QoQ
Loans	2,072,876	(33.7%)	(12.5%)
Deposits	7,989,297	2.8%	(3.4%)

RESULTS
Ch$ million	Sept-24	YoY	3Q24	QoQ
Net interest income and readjustments	179,260	(2.9%)	55,890	(9.9%)
Fees	40,862	13.8%	14,783	8.9%
Financial transactions	139,185	(0.7%)	49,712	5.2%
Total income	359,307	(0.4%)	120,385	(2.0%)
Provisions	(3,752)	(167.5%)	1,069	(158.1%)
Net operating income	355,555	(2.9%)	121,454	0.4%
Expenses	(69,887)	9.2%	(25,523)	11.9%
Other income and expenses	(243)	(132.3%)	(977)	(436.9%)
Income before taxes	285,425	(5.8%)	94,954	(3.6%)
Taxes	(77,065)	(5.8%)	(25,638)	(3.6%)
Income after taxes	208,360	(5.8%)	69,316	(3.6%)
Business activity:
The loan portfolio in the CIB segment decreased 12.5% QoQ and 33.7% YoY due to lower demand for commercial loans at this stage of the economic cycle and the generate-to-distribute model.
Deposits increased by 2.8% YoY, due to increased demand for time deposits during the period of high rates, but given the continued rate cuts by the central bank, time deposits became increasingly unattractive, decreasing in the quarter by 3.4%.
Results:
The net contribution of this segment decreased by 5.8% YoY. Total revenues decreased by 0.4% YoY due to lower gains from financial transactions related to lower results in FX products and a net interest and adjustment income, related to spreads on foreign trade products and deposits. Also after a release of provisions in 2023, provisions for credit risk have been established in 2024. On the other hand, operating expenses increased due to higher technology expenses and higher salaries and incentives. All this was partly offset by higher commissions related to financial advisory services.
In the quarter, CIB's net contribution decreased by 3.6% mainly due to lower net interest income of 9.9% QoQ due to a lower spread on commercial loans. This was partly offset by higher commissions of 8.9% QoQ and higher financial transactions of 5.2%. Expenses increased by 11.9% due to higher technology expenses and remuneration.

Corporate activities:
Financial accounting information

ACTIVITY
Ch$ million	Sept-24	Sept-24/ Sept-23	QoQ
Loans	305,049	-477.4%	-23.9%
Deposits	2,315,417	57.5%	62.6%

RESULTS
Ch$ million	Sept-24	YoY	3Q24	QoQ
Net interest income and readjustments	(324,457)	(60%)	(69,964)	(18.6)%
Fees	(17,745)	(249%)	(9,449)	297.7%
Financial transactions	(19,248)	(141%)	1,501	(114.8)%
Total income	(361,450)	(52%)	(77,912)	(20.9)%
Provisions	4,366	1798%	1,388	(25.3)%
Net operating income	(357,084)	(53%)	(76,524)	(20.8)%
Expenses	(11,439)	11.2%	10,568	(158.8)%
Other income and expenses	(38,544)	58.2%	(13,420)	370.4%
Income before taxes	(407,067)	(48.5%)	(79,376)	(32.4)%
Taxes	156,907	(42.8%)	44,822	(6.7)%
Income after taxes	(250,160)	(51.5%)	(34,554)	(50.2)%
Results:
The result of corporate activities and Asset & Liability Management (ALM) improves 51.5% YoY compared to the previous year as the loss of interest and readjustment income of $324 billion becomes less negative due to an improvement in the cost of funding managed by the Asset & Liabilities Committee (ALCO), which becomes less negative in line with the MPR cuts. It is important to note that the last payment of the FCIC was made on July 1, 2024.
In the quarter, the loss after taxes decreased by 50.2% due to the better funding cost with the last FCIC payment and the lower monetary policy rate, partially offset by a lower variation in UF in the quarter.

Section 4: Balance sheet and results
Balance sheet
Retail loans grow with soft trends, while commercial loans contract due to lower dynamism
Total loans decreased 0.5% QoQ and 1.2% compared to December 31, 2023. The retail banking portfolio (mortgages and consumer loans) continues to grow, although at low levels, while the lower dynamism in the economy, together with exchange rate effects, translates into contractions in the commercial portfolio. In addition, during the second quarter of this year, Bansa S.A. was excluded from the Bank's consolidation, becoming part of another entity of the Santander Group. Bansa's main activity is the financing of revolving inventory lines of automotive dealers, totaling approximately $224 billion in commercial loans, before excluding it from the Bank's consolidation (approximately 0.5% of the total portfolio).
Loans by product:
Financial accounting information

	YTD			Var %
(Ch$ million)	Sept-24	Jun-24	Dec-23	Sept-24/ Dec-23	Sept-24/ Jun-24
Consumer loans	5,736,486	5,702,218	5,598,350	2.5%	0.6%
Santander Consumer (car loans)	1,019,564	978,488	893,631	14.1%	4.2%
Credit card	1,790,019	1,796,591	1,735,788	3.1%	(0.4%)
Other consumer loans	2,926,903	2,927,139	2,968,931	(1.4%)	—%
Mortgage	17,576,584	17,495,395	17,073,439	2.9%	0.5%
Commercial	17,009,400	17,327,326	18,071,657	(5.9%)	(1.8%)
Interbank	2,129	1,957	68,440	(96.9%)	8.8%
Total(1)	40,324,599	40,526,896	40,811,886	(1.2%)	(0.5%)
1.Total gross loans from provisions at amortized cost.
Approximately 59% of our portfolio is indexed to the UF, mostly mortgage loans and around 37% of commercial loans. Around 21% of commercial loans (from the Middle-market and CIB segments) are denominated in foreign currency, mainly in US dollars. In the last quarter, the Chilean peso appreciated by 5.0%, but so far this year it has depreciated by 2.6% (since December 2023), so commercial loans denominated in US$ have shown volatility in their value in pesos. As part of the business, our Corporate & Investment bank uses a generate-to-distribute model, which has offset the growth of this product. These loans have also been impacted by a slower dynamism of the economy in recent months. Therefore, commercial loans decreased by 5.9% since December 31, 2023 and 1.8% QoQ.
Mortgage loans are growing slightly below inflation, reaching a growth of 2.9% since December 31, 2023 and 0.5% QoQ. In the last period, the origination of new mortgage loans has decreased due to a demand that remains weak, affected by high inflation in recent years and rates, as well as the Bank seeking to maintain its strategy of growth of loans with higher yields.
Consumer loans increased 0.6% QoQ and 2.5% as of December 31, 2023. Between the end of 2019 and 2021, credit card loans decreased by 7.0% as customers cut back on large purchases such as travel and hotels. At the same time, many customers paid off credit card debt with liquidity obtained from government transfers and pension fund withdrawals.
At the end of 2022, when household liquidity levels returned to normal and travel, vacations, etc. resumed, credit card lending began to grow again. Additionally, within our consumer lending business is our auto financing business, Santander Consumer, which acquired the Mundo Crédito SA portfolio, for a sum of approx. $60 billion.
Loans by segment:
Financial accounting information

	YTD			Var %
(Ch$ million)	Sept-24	Jun-24	Dec-23	Sept-24/ Dec-23	Sept-24/Jun-24
Retail Banking (1)	31,381,805	31,178,888	31,072,731	1.0%	0.7%
Wealth Management & Insurance	779,686	779,787	729,012	7.0%	—%
Middle-market	5,785,185	5,797,709	6,026,504	(4.0%)	(0.2%)
Corporate & Investment banking (CIB)	2,072,876	2,369,608	3,089,036	(32.9%)	(12.5%)
Others (2)	305,049	400,904	(105,397)	(389.4%)	(23.9%)
Total (3, 4)	40,324,601	40,526,896	40,811,886	(1.2%)	(0.5%)
1.Includes consumer, mortgage and other commercial loans to individuals and businesses (SMEs) at amortized cost. See Note 13 to the financial statements.
2.Others include other non-segmented loans.
3.Total gross loans from provisions at amortized cost.
4.Customers included in each business segment are reviewed on an ongoing basis and reclassified if a customer does not meet the segment criteria. Therefore, changes in business volumes and results may reflect business trends and customer migration effects.
Retail banking loans grew by 1.0% from December 31, 2023 and by 0.7% from June 30, 2024, driven by the slight growth seen in consumer and mortgage loans.
Wealth Management & Insurance increased by 7.0% since December 31, 2023 due to higher demand for commercial and mortgage loans and cards. In 3Q24, the volume of this portfolio remains stable.
The Middle-market segment's loan portfolio decreased by 4.0% since December 31, 2023 and by 0.2% since June 30, 2024, mainly due to lower economic activity in general in recent months and a slight appreciation of the exchange rate in the quarter, reducing the amount in pesos of dollar-denominated loans, mainly to our importer and exporter clients.
Loans in the CIB segment decreased by 32.9% since December 31, 2023 and by 12.5% since June 30, 2024, related to the generate-to-distribute model and lower economic activity in the quarter in this part of the economic cycle.

Financial Investments
Financial Investments:
Financial accounting information

	YTD			Var %
(Ch$ million)	Sept-24	Jun-24	Dec-23	Sept-24/ Dec-23	Sept-24/ Jun-24
Financial assets for trading at fair value through profit or loss (Trading portfolio)	467,844	125,470	98,308	375.9%	272.9%
Financial assets at fair value through other comprehensive income (Available-for-sale portfolio)	3,397,371	2,601,443	4,641,282	(26.8%)	30.6%
Financial assets at amortized cost (Held to maturity portfolio)	4,783,621	7,609,556	8,176,895	(41.5%)	(37.1%)
Total	8,648,836	10,336,469	12,916,485	(33.0%)	(16.3%)
Our financial investment portfolio is composed solely of ALAC (high quality liquid assets) such as Central Bank bonds and notes, Chilean sovereign bonds and US Treasury bonds.
On April 1 and July 1, 2024, we made payments of Ch$3.3 trillion and Ch$2.8 trillion respectively from the FCIC using the Central Bank's liquidity deposit program. The remainder of the HTM portfolio is comprised of Central Bank and Chilean Treasury bonds. Therefore, as of the close of September 2024, the HTM portfolio has decreased by 37.1% Q/Q and is comprised of Central Bank and Chilean Treasury bonds. As of the close of September 2024, the instruments have a market fair value of Ch$4,857,554 million.
In June, the Ministry of Finance carried out an exercise of early exchange or redemption of a list of existing bonds. This was done with the purpose of managing the maturity of Chilean State debt in the coming years, offering new bonds to support liquidity and withdrawing non-referential bonds. During June 2024, the Bank participated in this bidding process, for a nominal total of Ch$4.320 billion.

Total deposits rise 1.1% in the quarter in response to lower rates
Funding:
Financial accounting information

	YTD			Var. %
(Ch$ million)	Sept-24	Jun-24	Dec-23	Sept-24/ Dec-23	Sept-24/ Jun-24
Demand deposits	13,122,845	13,230,749	13,537,826	(3.1%)	(0.8%)
Time deposits	16,494,241	16,067,191	16,137,942	2.2%	2.7%
Total deposits	29,617,086	29,297,940	29,675,768	(0.2%)	1.1%
Mutual Fund Brokerage[1]	13,295,060	12,462,877	10,247,039	29.7%	6.7%
Bonds[2]	10,614,823	11,002,651	10,423,704	1.8%	(3.5%)
Central Bank Lines	—	2,850,919	6,048,867	(100.0%)	(100.0%)
Liquidity Coverage Ratio (LCR)[3]	179.6%	187.1%	212.2%
Net stable funding ratio (NSFR)[3]	100.7%	102.3%	106.5%
1.Banco Santander Chile is the exclusive intermediary of mutual funds managed by Santander Asset Management S.A., a General Fund Manager, a subsidiary of SAM Investment Holdings Limited. This figure is not included in the Bank's consolidated financial statements.
2.Includes regulatory capital financial instruments (AT1 and Tier 2).
3.Calculated according to Chilean regulations.

The last rate hike by the Central Bank was in October 2022, when the monetary policy rate (MPR) reached 11.25%, closing the rate hike cycle. This increase and its prolonged maintenance had a direct impact on our financing costs. The rate cut cycle began at the end of July 2023, and after five successive cuts, the MPR closed the year at 8.3%. In 2024, the Central Bank continued to cut the rate, reaching 5.5% in September.
The Bank's total deposits decreased by 0.2% since December 31, 2023, explained by the 3.1% decrease in demand deposits but offset by an increase in time deposits in recent months in the CIB segment. Compared to June 30, 2024, total deposits increased by 1.1%, with demand deposits falling by 0.8%, but time deposits increased by a greater extent by 2.7%, where rates continue to attract clients for that product.
Our clients' investments through mutual funds brokered by the Bank also grew in the quarter, reaching an increase of 6.7% QoQ and 29.7% since December 31, 2023 given the clients' preference for mutual funds in this scenario of falling rates.
The reduction in the Central Bank's lines is due to the full payment of the FCIC (facility granted by the Central Bank during the pandemic) by July 2024.
Bonds decreased 3.5% in the quarter and increased 1.8% since December 31, 2023. During 2024, the Bank has placed bonds for UF 11,527,000, CLP 101,050,000,000 and CHF 225,000,000, taking advantage of attractive opportunities in the different fixed-income markets at national and international level.
The Bank's Liquidity Coverage Ratio (LCR), which measures the percentage of liquid assets over net cash outflows, as of September 30, 2024, was 179.6%, well above the minimum. As of the same date, the Bank's Net Stable Funding Ratio (NSFR), which measures the percentage of illiquid assets financed through stable funding sources, reached 100.7%, also above the current legal minimum established for this ratio.

Dividend payment of 70% of 2023 profits and increase of the minimum dividend provision to 70% for 2024.
Equity:
Financial accounting information

	YTD			Var. %
(Ch$ million)	Sept-24	Jun-24	Dec-23	Sept-24/ Dec-23	Sept-24/ Jun-24
Capital	891,303	891,303	891,303	0.0%	0.0%
Reserves	3,232,505	3,232,505	3,115,239	3.8%	0.0%
Valuation adjustment	(106,508)	(98,860)	(5,242)	1931.8%	7.7%
Retained Earnings:
Retained earnings prior periods	39,679	39,679	23,487	68.9%	0.0%
Income for the period	581,109	337,976	496,404	17.1%	71.9%
Provision for dividends, payments of interests and reappreciation of issued regulatory capital financial instruments	(419,205)	(208,210)	(154,033)	172.2%	101.3%
Equity attributable to equity holders of the Bank	4,218,883	4,194,393	4,367,159	(3.4%)	0.6%
Non-controlling interest	105,267	102,098	124,735	(15.6%)	3.1%
Total Equity	4,324,150	4,296,491	4,491,893	(3.7%)	0.6%
At the Ordinary Shareholders' Meeting held on April 17, 2024, the distribution of a dividend of 70% of the 2023 earnings was approved. This represents a dividend per share of Ch$1.84 and a dividend yield of 4.0%.
At the same Ordinary Shareholders' Meeting, the Board of Directors was given the power to increase the percentage of dividend provision during 2024. At the June Board meeting, it was agreed to increase the dividend provision from the legal minimum of 30% to 60% of profits in 2024 and at the September 2024 session it was decided to increase said provision to 70%. This is in accordance with their vision of the Bank's results expectations for the year. With this, the capital ratios reflect a dividend provision in line with what has been paid historically.
Total equity reached $4,324,150 million as of September 30, 2024, a decrease of 3.7% from December 2023, mainly due to the increase in the provision mentioned in the previous paragraph and there is also a higher loss in the valuation accounts, related to the investment portfolio at fair value (available for sale).
Compared to the close of June 2024, total equity increased by 0.6% mainly due to higher profits for the period but offset by the higher provision for dividend payments in the quarter.

Solid capital levels with a BIS of 17.2% and CET1 of 10.7% and a return on equity (ROAE) of 23.1% in 3Q24.
Capital adequacy and ROAE:
Financial accounting information

	Accumulated			Var. %
(Ch$ million)	Sept-24	Jun-24	Dec-23	Sept-24/ Dec-23	Sept-24/ Jun-24
Core Capital (CET1)	4,267,142	4,226,325	4,397,881	(3.0%)	1.0%
AT1	625,658	656,696	608,721	2.8%	(4.7%)
Tier I	4,892,800	4,883,021	5,006,601	(2.3%)	0.2%
Tier II	1,955,774	2,017,378	1,972,132	(0.8%)	(3.1%)
Regulatory capital	6,848,574	6,900,399	6,978,733	(1.9%)	(0.8%)
Market risk weighted assets	5,705,472	5,481,256	4,793,740	19.0%	4.1%
Operational risk weighted assets	4,803,361	4,793,838	4,424,739	8.6%	0.2%
Credit risk weighted assets	29,372,319	29,481,185	30,333,749	(3.2%)	(0.4%)
Risk weighted assets	39,881,152	39,756,279	39,552,229	0.8%	0.3%
Core Capital ratio	10.7%	10.6%	11.1%
Tier I ratio	12.3%	12.3%	12.7%
Tier II ratio	4.9%	5.1%	5.0%
BIS ratio	17.2%	17.4%	17.6%
Leverage[1]	7.0%	6.7%	6.7%
Quarterly ROAE	23.1%	20.7%	16.6%
YTD ROAE	18.2%	15.8%	11.9%
1.Leverage: Core capital / Total regulatory assets, as calculated by the CMF.
Our CET1 ratio remains solid at 10.7% and the total BIS ratio reached 17.2% as of September 30, 2024. Risk-weighted assets (RWA) increased 0.8% since December 31, 2023 and 0.3% QoQ, explained by a growth in market risk-weighted assets and offset by a decrease in credit risk-weighted assets. Additionally, in January 2024, the CMF announced the Pillar II charges for six banks in the Chilean system, and we highlight that, on this occasion, they did not assign a charge to the Bank.
Core capital decreased 3.0% from December 31, 2023 mainly due to the increase in dividend provision described above and increased 1.0% QoQ due to higher profit in the quarter.
The Bank's ROAE was 23.1% in 3Q24 compared to 20.7% in 2Q24, due to the higher result in the quarter due to lower funding costs and higher commissions, offset by lower readjustment income due to a lower UF variation in the quarter. With this, the ROAE for the nine months accumulated to September 30, 2024 reached 18.2%, above the full-year 2023 ROAE of 11.9%.

Results
Interest and readjustment income grows 74.8% YoY and 4.2% QoQ due to lower funding costs
Interest and readjustment income:
Financial accounting information

	YTD		Var. %	Quarterly			Var. %
Ch$ million	Sept-24	Sept-23	Sept-24/ Sept-23	3Q24	2Q24	3Q23	3Q24/ 3Q23	3Q24/ 2Q24
Net interest income[1]	1,081,252	490,671	120.4%	406,526	364,000	190,748	113.1%	11.7%
Net readjustment income[2]	216,329	251,482	(14.0%)	70,606	94,012	20,411	245.9%	(24.9%)
Total net income from interest and readjustment	1,297,581	742,153	74.8%	477,132	458,012	211,159	126.0%	4.2%
1.Net income from interest-bearing assets and liabilities plus the financial cost of cash flow hedges.
2.Net income from inflation-indexed assets and liabilities (UF) plus the financial cost of inflation-related cash flow hedges.
Net Interest Margin indicators:
Non-accounting financial information

	YTD		Var. %	Quarterly			Var. %
Ch$ million	Sept-24	Sept-23	Sept-24/ Sept-23	3Q24	2Q24	3Q23	3Q24/ 3Q23	3Q24/ 2Q24
Average interest-earning assets	51,371,941	50,489,687	1.7%	49,129,997	51,441,551	51,262,755	(4.2%)	(4.5%)
Average loans	40,883,489	39,315,560	4.0%	40,445,853	40,989,844	39,492,171	2.4%	(1.3%)
Avg. net gap in inflation indexed (UF) instruments[1]	7,641,618	6,607,353	15.7%	7,694,104	7,853,557	7,693,604	—%	(2.0%)
Interest earning asset yield[2]	8.0%	8.5%		8.1%	8.0%	7.9%
Cost of funds[3]	4.8%	6.9%		4.5%	4.7%	6.6%
Net interest margin (NIM) [4]	3.4%	2.0%		3.9%	3.6%	1.6%
Inflation rate[5]	3.0%	3.1%		0.9%	1.3%	0.3%
Central Bank reference rate	5.5%	9.5%		5.5%	5.8%	9.5%
Average Central Bank reference rate	6.5%	11.0%		5.7%	6.3%	10.4%
1.The average gap between assets and liabilities indexed to the Unidad de Fomento (UF).
2.Interest income divided by average earning assets.
3.Interest expense divided by the sum of interest-bearing liabilities and demand deposits.
4.Net interest income divided by average earning assets.
5.Inflation measured as the variation of the UF in the period.
Net interest and net readjustment income (NII) as of September 30, 2024 increased by 74.8% compared to the same period in 2023. This increase in NII was mainly due to higher net interest income due to the effect of the lower monetary policy rate on our funding cost, which fell from 6.9% to 4.8% in 9M24. This is partially offset by lower readjustment income.

Net readjustment income decreased 14.0% in 9M24 compared to the same period in 2023, as the UF variation reached 3.0% in 9M24 compared to 3.1% in the same period in 2023. The UF GAP in 9M24 is larger than in 9M23, in line with a more stable UF variation vs. an expectation of lower inflation in 9M23.
The Bank has a shorter duration of interest-bearing liabilities than interest-bearing assets, so our liabilities recognize price changes more quickly than our assets. Following the rapid rise in the MPR that began in mid-2021 and continued through 2022, the Central Bank began cutting the MPR in July 2023 from its peak of 11.25%, with five successive cuts to reach 8.25% in December 2023 and continuing through 2024, reaching 5.5% by September 2024. This has led to a rapid recovery in net interest income, increasing by 120.4% in 9M24 compared to 9M23.
In 3Q24, total net interest and readjustment income increased 4.2% QoQ and 126.0% compared to 3Q23. This is mainly due to higher interest income in 3Q24 compared to 2Q24 and 3Q23, which increased 11.7% QoQ and 113.1% compared to 3Q23 due to a lower average MPR in the quarter of 5.7% compared to 6.3% in 2Q24 and 11.0% in 3Q23. Our time deposits represent 36.2% of our funding at the end of September, and these deposits generally have a duration of 30-60 days, so they are priced into the new rate quickly.
On the other hand, the UF variation was 0.9% in 3Q24, lower than the 1.3% in 2Q24 and higher than the 0.3% in 3Q23, explaining the 24.9% decrease in net income due to readjustments in 3Q24 compared to 2Q24 and an increase of 245.9% compared to 3Q23.
It is important to mention that the two FCIC payments were made (on April 1 and July 1), which has decreased our interest-earning assets by around 11%.
With these dynamics of funding costs, inflation and decrease in interest-earning assets, the NIM increased from 2.0% in 9M23 to 3.4% in 9M24 and from 1.6% in 3Q23 to 3.6% in 2Q24 and to 3.9% in 3Q24.
The MPR ended the quarter at 5.5% and in October the Central Bank lowered the rate again by 25bp to 5.25%, so we estimate that the rate will reach 5.00% at the end of the year with another cut at the last meeting of the year. With this, added to a UF variation of around 4.1% annually, we estimate that our NIM will remain at these levels, reaching a level of between 3.4% and 3.5% for the entire year.

Cost of credit of 1.28% in 9M24, in line with the evolution of asset quality given the economic scenario.
Provision expense:
Financial accounting information

	YTD		Var. %	Quarterly			Var. %
Ch$ million	Sept-24	Sept-23	Sept-24/ Sept-23	3Q24	2Q24	3Q23	3Q24/ 3Q23	3Q24/ 2Q24
Provisions for credit risk for interbank loans and loans and accounts receivable from clients[1]	(498,508)	(422,336)	18.0%	(170,893)	(165,958)	(145,127)	17.8%	3.0%
Special provisions for credit risk[2]	(400)	(4,791)	(91.7%)	(68)	(1,657)	(4,856)	(98.6%)	(95.9%)
Gross provisions	(498,908)	(427,127)	16.8%	(170,961)	(167,615)	(149,983)	14.0%	2.0%
Recovery of written-off loans	104,933	75,426	39.1%	34,027	39,923	28,807	18.1%	(14.8%)
Impairment for credit risk for other financial assets at amortized cost and financial assets at fair value through other comprehensive income	455	(581)	(178.3%)	690	(331)	480	43.8%	(308.5%)
Provisions for credit risk	(393,520)	(352,282)	11.7%	(136,244)	(128,023)	(120,696)	12.9%	6.4%
1.Includes write-offs.
2.Includes additional provisions and provisions for contingent credits.
Asset quality indicators and cost of credit:
Non-accounting financial information

	YTD		Quarterly
	Sept-24	Sept-23	3Q24	2Q24	3Q23
Cost of credit[1]	1.28%	1.19%	1.35%	1.25%	1.22%
Expected loss ratio (LLA / total loans)	3.0%	2.8%	3.0%	2.9%	2.8%
NPL ratio (90 days or more overdue/ total loans)	3.1%	2.3%	3.1%	2.7%	2.3%
Impaired loan ratio (impaired loans / total loans)	6.7%	5.5%	6.7%	6.2%	5.5%
Coverage of NPLs[2]	119.8%	158.0%	119.8%	137.9%	158.0%
1.Annualized credit loss expense divided by average loans.
2.Balance sheet provisions including additional provisions divided by non-performing loans.
During the Covid-19 pandemic, asset quality benefited from state aid and pension fund withdrawals, which led to a positive performance in assets during that period, before normalizing in line with the performance of the economy and the drainage of excess liquidity from households.
Currently, our clients' performance is reflecting the state of the economy and the labor market, where delinquency is higher than the levels we saw before the pandemic. The non-performing loans (NPL) ratio increased from 2.3% in 3Q23 to 2.7% in 2Q24 and 3.1% in 3Q24. The impaired portfolio ratio increased from 5.5% in 3Q23 to 6.2% in 2Q24 and 6.7% in 3Q24. Finally, the expected loss ratio (credit risk provisions divided by total loans) has increased slightly, from 2.8% in 3Q23 to 3.0% in 3Q24 due to higher provisions established in recent periods.

Net credit loss expense totaled Ch$393,520 billion in the nine-month period ended September 30, 2024, an increase of 11.7% compared to the same period in 2023 and in the same line, the cost of credit increases from 1.19% as of September 30, 2023 to 1.28% as of September 30, 2024. The increase in provision expense includes a one-timer provision expense recognized in July, related to an adjustment to the valuation model of the commercial portfolio collateral for approximately Ch$ 18 billion at the request of the CMF following its review.
In the quarter, the expense for credit losses increased by 6.4% compared to 2Q24, which is mainly explained by the one-timer in July, mentioned above. Therefore, the cost of credit increased to 1.35% in the quarter.
The non-performing loan coverage ratio (which includes the voluntary provisions of Ch$299 billion set by the Board of Directors in recent years) decreased from 158.0% in 3Q23 to 137.9% in 2Q24 and 119.8% in 3Q24. This decrease in coverage is due to the increase in non-performing loans in the commercial and mortgage portfolios and also a higher weight of the mortgage portfolio in total loans, which require less coverage due to the associated collateral.
We estimate that the evolution of portfolio quality in the coming quarters will follow the trend of the economy.
Net credit risk provisions expense by product:
Financial accounting information

	YTD		Var. %	Quarterly			Var. %
Ch$ million	Sept-24	Sept-23	Sept-24/ Sept-23	3Q24	2Q24	3Q23	3Q24/ 3Q23	3Q24/ 2Q24
Consumer	(255,770)	(211,559)	20.9%	(97,898)	(78,415)	(71,700)	36.5%	24.8%
Commercial	(132,551)	(93,246)	42.2%	(62,095)	(45,644)	(34,043)	82.4%	36.0%
Mortgage	(5,198)	(47,476)	(89.1%)	23,749	(3,964)	(14,952)	(258.8%)	(699.1%)
Provisions for credit risk	(393,520)	(352,282)	11.7%	(136,244)	(128,023)	(120,695)	12.9%	6.4%
The consumer loan provision expense increased 20.9% in 9M24 compared to the same period in 2023 and consumer loan provision expense increased 24.8% in 3Q24 compared to 2Q24. The increase is mainly related to a worsening of customer behavior mainly associated with the economic environment and a weaker labor market. The consumer NPL increased from 1.9% in September 2023 to 2.1% in December 2023 and to 2.3% in September 2024 and the consumer impair ratio increased from 4.5% in September 2023 to 4.9% in December 2023 to 5.3% in September 2024. With this, the consumer loan NPL coverage ratio is at 381.5% in September 2024.
Provision expenses for commercial loans increased by 42.2% in 9M24 compared to 9M23, and by 36.0% QoQ. The increase in provisions in the quarter is related to the economic cycle and an increase in provisions for non-performing companies (assessed on an individual basis). The non-performing loan ratio of the commercial portfolio increased from 3.0% in September 2023 to 4.1% in September 2024 with the non-performing loan coverage ratio of this portfolio decreasing from 146.1% in September 2023 to 117.6% in September 2024. On the other hand, the impaired ratio of the commercial portfolio increased from 7.7% in September 2023 to 8.9% in September 2024. Overall, the impairment of the commercial portfolio is explained by particular names, mainly in the agriculture industry and to a lesser extent in the real estate industries. However, it is important to mention that the commercial portfolio contracted by 1.8% in the quarter and by 5.2% compared to September 2023, mainly in loans to large companies.

Mortgage loan provision expenses released Ch$23,749 million in 3Q24, which is a decrease of 89.1% in 9M24 compared to the same period in 2023. This release is related to a better dynamic of restructuring of mortgages that were previously highly provisioned. The mortgage NPL ratio in September 2023 was 1.6%, then worsened during 2024 to reach 2.4% in September 2024. Following the trend, the mortgage impaired ratio increased from 3.4% in September 2023 to 4.9% in September 2024. The mortgage NPL coverage ratio fell from 62.3% in September 2023 to 41.0% in September 2024. It is important to remember that this portfolio has the property as collateral and today has an LTV of around 60%.
For more information on credit risk and asset quality, see Section 6: Risk.

Fees increase 8.3% Q/T, due to a larger customer base and product usage
Net fees increased 8.3% QoQ due to the increase in clients and greater use of products such as mutual funds, cards, and current accounts. With this, the recurrence ratio (total net fees divided by total core expenses) is 63.4% in 3Q24, demonstrating that more than half of the Bank's expenses are financed by fees generated by our clients.
In the nine months to September 30, 2024, fees increased by 5.4% compared to the same period in 2023, mainly due to higher fees on current accounts, mutual fund brokerage and Getnet. This was partially offset by the impact of interchange fee regulation.

Fees by product:
Financial accounting information
The evolution of commissions by product was as follows:

	YTD		Var. %	Quarterly			Var. %
Ch$ million	Sept-24	Sept-23	Sept-24/ Sept-23	3Q24	2Q24	3Q23	3Q24/ 3Q23	3Q24/ 2Q24
Cards	95,479	94,399	1.1%	34,865	32,101	31,364	11.2%	8.6%
Mutual Fund Brokerage	55,721	44,791	24.4%	19,530	18,447	15,838	23.3%	5.9%
Insurance brokerage	46,739	48,158	(2.9%)	15,266	15,105	16,300	(6.3%)	1.1%
Guarantee	26,256	26,523	(1.0%)	8,411	9,940	8,768	(4.1%)	(15.4%)
Collections	48,591	48,455	0.3%	16,926	15,870	17,652	(4.1%)	6.7%
Current accounts	54,101	43,835	23.4%	18,879	18,052	14,745	28.0%	4.6%
Getnet	55,242	32,468	70.1%	25,357	15,541	11,296	124.5%	63.2%
Prepayment of credits	12,376	10,340	19.7%	4,566	4,372	4,289	6.5%	4.4%
Others	13,815	38,435	(64.1%)	2,496	5,680	1,298	92.3%	(56.1%)
Total fees and commissions	408,320	387,404	5.4%	146,296	135,108	121,550	20.4%	8.3%
Credit and debit card fees increased 1.1% in 9M24 compared to the same period in 2023 due to the impact of the regulatory change in interchange rates that began in October 2023. However, card fees increased 8.6% QoQ reflecting the better dynamics of cards with the highest usage and highest turnover.

Mutual fund brokerage fees increased by 24.4% in 9M24 compared to the same period in 2023, by 23.3% compared to 3Q23 and by 5.9% QoQ. This is explained by the transfer of liquidity and time deposits from our clients to mutual funds as interest rates have dropped and clients are prefering this type of investment through digital platforms.
Insurance brokerage fees decreased 2.9% in 9M24 compared to the same period in 2023 and in 3Q24 decreased 6.3% compared to 3Q23 due to a decrease in credit-related insurance and partially offset by higher non-credit-related corporate insurance fees. In 3Q24, insurance brokerage fees increased 1.1% compared to 2Q24 due to higher personal insurance fees.
Collection fees increased slightly by 0.3% in 9M24 compared to the same period of the year and in 3Q24 decreased by 4.1% compared to 3Q23 mainly due to higher collections of related loans and lower collection fees for insurance premiums. In 3Q24, they increased by 6.7% compared to 2Q24 due to higher collections related to foreign payment orders and insurance premiums.
Guarantee fees decreased by 1.0% in 9M24 compared to the same period of the year and by 4.1% in 3Q24 compared to 3Q23 and by 15.4% compared to 2Q24 due to higher fees related to guarantee receipts.
Current account fees increased by 23.4% in 9M24 compared to the same period in 2023, while in 3Q24 they increased by 4.6% QoQ and by 28.0% compared to 3Q23. Growth in account openings continued to grow strongly during the quarter. With this, the bank's market share in total current accounts as of July 2024 is 23.8%. In addition, this includes a strong increase in customer demand for US dollar current accounts as customers can digitally open this type of account through the Santander Life platform in a few simple steps. We have opened 137,020 of these accounts in the last 12 months (as of July 2024) to reach a total of 429,063 US$ current accounts, with a total market share of 41.2%.
Getnet, our acquiring business, showed an increase of 70.1% YoY and 63.2% QoQ as Getnet gains more customers and a greater number of transactions, driven by the expansion towards larger customers with Host to Host solutions that have already begun to deploy our solutions on a more massive scale throughout the country. At the end of the period, Getnet has more than 182 thousand affiliated merchants and more than 243 thousand operational POSs.
Prepaid loan fees increased 19.7% in 9M24 compared to the same period in 2023 and increased 4.4% QoQ and 6.5% compared to 3Q23 mainly due to higher prepayments of consumer and commercial loans, in an environment where interest rates have fallen over the last year.
The last item, others, considers commissions received and paid for other services, particularly from our subsidiaries.

Net financial results decreased by 25.9% in 9M24 due to valuations of derivative contracts.
Net financial results:
Financial accounting information

	YTD		Var %	Quarterly			Var %
Ch$ million	Sept-24	Sept-23	Sept-24/ Sept-23	3Q24	2Q24	3Q23	3Q24/ 3Q23	3Q24/ 2Q24
Financial assets and liabilities for trading	(1,941)	100,704	(101.9%)	8,065	(8,322)	(26,390)	(130.6%)	(196.9%)
Result from derecognition of financial assets and liabilities at amortized cost and of financial assets at fair value with changes in other comprehensive income	(40,713)	(31,885)	27.7%	4,607	316	3,497	31.7%	1357.9%
Changes, readjustments and hedge accounting in foreign currency	223,134	174,725	27.7%	59,427	65,520	104,099	(42.9%)	(9.3%)
Net financial results	180,480	243,544	(25.9%)	72,099	57,514	81,206	(11.2%)	25.4%
Net financial results recorded a gain of $180,480 million in 9M24, a decrease of 25.9% compared to 9M23 mainly due to a strong gain in the first quarter of 2023 from our trading financial assets and liabilities (derivative contracts) that was not repeated in 2024 and offset by higher gains from foreign currency hedging.
In 3Q24, net financial results decreased by 11.2% compared to 3Q23 due to lower gains from foreign currency exchange, adjustments and hedging. Compared to 2Q24, net financial results increased by 25.4%, mainly due to higher gains from instrument valuation and higher gains from derecognizing instruments from our available-for-sale portfolio. For a better understanding of these lines, they are presented by business area in the following table:
Net financial results, net by business:
Non-accounting financial information

	YTD		Var %	Quarterly			Var %
Ch$ million	Sept-24	Sept-23	Sept-24/ Sept-23	3Q24	2Q24	3Q23	3Q24/ 3Q23	3Q24/ 2Q24
Client	203,586	187,207	8.7%	72,994	65,873	58,729	24.3%	10.8%
Non Client[1]	(23,106)	56,337	(141.0%)	(896)	(8,358)	22,477	(104.0%)	(89.3%)
Total net financial transactions	180,480	243,545	(25.9%)	72,098	57,515	81,206	(11.2%)	25.4%
1.Non-client income. These results include interest and mark-to-market effect from the Bank's trading portfolio, realized gains from the available-for-sale portfolio and other results of the Finance Division.
Revenue from client treasury services reached a profit of $203,586 million in 9M24, an increase of 8.7% compared to the same period in the previous year, and an increase of 24.3% compared to 3Q23 and 10.8% compared to 2Q24. These results reflect client demand for market making and treasury products.
Non-client treasury totaled a loss of $23,106 million in 9M24 compared to a gain of $56,337 million in the same period of the previous year, due to asset and liability management (ALM) exercises which generated a loss due to negative results in the hedging inefficiency of the portfolio managed by Financial Management. In 3Q24, non-client treasury totaled a lower loss of $896 million in the quarter, a decrease of 89.3% from 2Q24 due to higher portfolio sales and a better result of the hedge position in the quarter.

Efficiency of 36.3% in 3Q24 while core support expenses grow in line with inflation
The Bank's efficiency ratio reached 40.0% as of September 30, 2024, better than the 48.0% of the same period last year, with a quarterly efficiency ratio of 36.3%, explained by the recovery of revenues in the quarter. On the other hand, the cost to assets ratio increased to 1.4% in 9M24 vs. 1.3% in the same period of the previous year.
Core support expenses (salaries, administration and amortization) grew 4.4% in 9M24 compared to 9M23 and 4.8% in 3Q24 compared to 3Q23 and 0.4% compared to 2Q24, in line with inflation growth, according to the guidance provided previously. Total operating expenses (which includes other expenses) increased 13.1% in 9M24 compared to the same period in 2023 driven by higher other operating expenses, related to a provision for the restructuring of our branch network and the transformation to Work/Café and also the progress in digital banking.
Productivity also continues to improve, with volumes per branch (loans plus deposits) up 10.6% YoY and volumes per employee up 4.4% YoY. This increase in productivity reflects the strength of our digital channels and a higher level of automation across the different cost centers. During 2024, the Bank is focused on advancing the execution of its US$450 million investment plan for the years 2023-2026, with a focus on technology initiatives and branch renovations.
Operating expenses:
Financial accounting information

	YTD		Var %	Quarterly			Var %
Ch$ million	Sept-24	Sept-23	Sept-24/ Sept-23	3Q24	2Q24	3Q23	3Q24/ 3Q23	3Q24/ 2Q24
Personnel expenses	(298,388)	(316,809)	(5.8%)	(105,148)	(102,220)	(105,668)	(0.5%)	2.9%
Administrative expenses	(276,019)	(227,499)	21.3%	(91,006)	(92,750)	(78,115)	16.5%	(1.9%)
Depreciation and amortization	(105,712)	(107,289)	(1.5%)	(34,529)	(34,908)	(36,310)	(4.9%)	(1.1%)
Structural support costs	(680,119)	(651,597)	4.4%	(230,683)	(229,878)	(220,093)	4.8%	0.4%
Other operational expenses	(77,446)	(18,035)	329.4%	(21,295)	(15,952)	(10,571)	101.4%	33.5%
Impairment	—	-	--%	-	-	-	--%	--%
Operating expenses	(757,565)	(669,632)	13.1%	(251,978)	(245,830)	(230,664)	9.2%	2.5%

Productivity and efficiency indicators:
Non-accounting financial information

	YTD		Var %	Quarterly			Var %
Ch$ million	Sept-24	Sept-23	Sept-24/ Sept-23	3Q24	2Q24	3Q23	3Q24/ 3Q23	3Q24/ 2Q24
Branches	234	254	(7.9%)	234	244	254	(7.9%)	(4.1%)
Traditional	123	154	(20.1%)	123	133	154	(20.1%)	(7.5%)
WorkCafé	89	76	17.1%	89	89	76	17.1%	–%
WorkCafé Expresso	8	4	100.0%	8	7	4	100.0%	14.3%
Business Centers & Payment Centers	11	16	(31.3%)	11	12	16	(31.3%)	(8.3%)
Select	3	4	(25.0%)	3	3	4	(25.0%)	0.0%
Employees	8,861	9,077	(2.4%)	8,861	8,885	9,077	(2.4%)	(0.3%)
Efficiency ratio[1]	40.0%	48.0%	-800pb	36.3%	37.6%	54.1%	-1780pb	-130pb
Volume per branch (Ch$ million)[2]	299,059	270,452	10.6%	299,059	286,326	270,452	10.6%	4.4%
Volume per employee (Ch$ million)[3]	7,898	7,568	4.4%	7,898	7,863	7,568	4.4%	0.4%
Costs / Assets[4]	1.4%	1.3%	10pb	1.5%	1.4%	1.3%	20pb	+12bp
1.Operating expenses divided by operating income.
2.Loans + deposits divided by branches (points of sale).
3.Loans + deposits divided by employees.
4.Annualized operating expenses/average total assets.
Personnel expenses decreased by 5.8% in 9M24 compared to the same period in 2023 and by 0.5% in 3Q24 compared to 3Q23 due to a lower number of employees, which fell by 2.4% and 0.3% respectively, which is partly offset by the adjustment of salaries in line with inflation.
Administrative expenses increased 21.3% in 9M24 compared to the same period in 2023 and 16.5% in 3Q24 compared to 3Q23. In the same period, the value of the UF has increased 4.7% driving expenses related to leases and other long-term contracts and services and the exchange rate has depreciated 17.7% affecting technology-related services contracted in foreign currency. Compared to 2Q24, administrative expenses decreased 1.9% mainly due to lower data processing and advertising expenses, offset by higher expenses related to leases and maintenance of fixed assets.
Depreciation and amortization expenses decreased by 1.5% in 9M24 compared to the same period in 2023 and by 1.1% QoQ mainly due to lower depreciations of fixed assets from leasing and amortizations of intangible assets.
Other operating expenses increased 329.4% in 9M24 compared to the same period in 2023 and 33.5% QoQ, corresponding to provisions for restructuring plans. In 1Q24 we established $17 billion and in 3Q24 $9 billion due to the progress in our branch network transformation and the progress towards digital banking, which implies a movement of operational functions to administrative functions. Also in 2023 we benefited from lower expenses for operational risk event insurance premiums, which are now at normalized levels.

Other operating income, results from investments in companies and taxes
Other net operating income and taxes:
Financial accounting information

	YTD		Var %	Quarterly			Var %
Ch$ million	Sept-24	Sept-23	Sept-24/ Sept-23	3Q24	2Q24	3Q23	3Q24/ 3Q23	3Q24/ 2Q24
Other operating income	6,636	3,065	116.5%	(181)	886	942	(119.2%)	(21.3%)
Income from investment in associates	6,478	6,406	1.1%	2,268	2,832	2,209	2.7%	(19.9%)
Results from non-current assets and non-continued operations	(3,463)	11,382	(130.4%)	(2,920)	(573)	9,186	(131.8%)	409.6%
Income tax	(154,136)	(37,804)	307.7%	(59,357)	(59,274)	(13,280)	347.0%	0.1%
Effective tax rate	20.7%	10.2%		19.4%	21.2%	17.7%
Income tax expense in 9M24 totaled $154,136 million, an increase of 307.7% compared to the same period in 2023 due to higher pre-tax profits and a lower effect of the monetary correction of taxable equity. For tax purposes, our equity must be readjusted for inflation, therefore, when inflation is high, the effective tax rate tends to be lower. As of September 2024, the effective rate was 20.7%.
In 3Q24, tax expenses increased by 0.1% compared to the previous quarter with the effective rate at 19.4% in line with the higher pre-tax results and inflation levels.
n
YTD taxes:
Non-accounting financial information

			Change %
Ch$ million	Sept-24	Sept-23	Sept-24/ Sept-23
Income before tax	744,948	372,039	100.2%
Price level restatement of capital[1]	(158,993)	(159,729)	(0.5%)
Other permanent differences, deferred taxes	(15,082)	(72,295)	(79.1%)
Adjusted income before tax	570,873	140,015	307.7%
Tax rate	27.0%	27.0%	+0bp
Income tax	(154,136)	(37,804)	307.7%
Effective tax rate	20.7%	10.2%	+1.053bp
1.For tax purposes, capital is indexed to inflation (CPI). Statutory tax is applied to pre-tax profits after adjustments for the monetary correction of taxable equity. See note 18 of the Consolidated Financial Statements for more details.

Section 5: Guidance
With all of the above, the Bank's expectations for loans, capital and results growth for 2024 are as follows:

Indicator	Expectation	Key factor
Loans	Mid-single digit growth (1)	Economic growth.
NIM	Between 3.4%-3.5%.	Inflation control and speed of reduction of the MPR, asset and liability mix.
Commissions	High-single digits (2)	Customer and product usage growth, but impacted by lower interchange fees
Efficiency	High 30%	Financial income, inflation, total employees, exchange rate, productivity and investment plans.
Cost of credit	Around 1.3% asset quality following the economic cycle.	Subject to the evolution of the cycle and economic recovery.
ROE	ROE recovering towards normalized levels, 18%-19%	Updated based on new rate and inflation scenarios.
CET1	Ending the year at around 10.7%, including full provision of dividends	ROE, equity growth and risk-weighted assets and dividend policy.
(1) Excluding the effect of Bansa deconsolidation and our generate-to-distribute SCIB model.
(2) Excludes the effect of the interchange rate regulation in 2024.

Our soft guidance for 2025 are as follows:

Indicator	Expectation	Key factor
Loans	Mid-single digit growth excluding SCIB's generate-to-distribute model	Economic growth.
NIM	High 3%s	Inflation control and speed of reduction of the MPR, asset and liability mix.
Efficiency	Mid 30%s	Financial income, inflation, total employees, exchange rate, productivity and investment plans.
Cost of credit	Establishing around 1.3% with asset quality following the economic cycle.	Subject to the evolution of the cycle and economic recovery.
ROE	18%-20%	Updated based on new rate and inflation scenarios.

Medium-term ROE expectation increases to 18%-20%.

Section 6: Risks
Risk management in 3Q24 has focused on strengthening our risk structure in the face of low economic activity and the labor market.
Credit risk
Estimated expected loss:
The estimation of provisions is based on expected loss models, in line with Chapter B1 of the Compendium of Accounting Standards of the CMF. The loan portfolio is divided between loans analyzed as a group and loans analyzed individually. Within each group there are different provisioning models for consumer loans, mortgages, and commercial loans. In a simplified manner, provisions for most loans are determined with the following expected loss formula:
Provisions for individual assessments
According to the CMF, the individual assessment of commercial debtors is necessary for companies that, due to their size, complexity or level of exposure, must be analyzed in detail. The analysis of debtors focuses mainly on their credit quality and they are assigned to one of the following portfolio categories: Normal, sub-standard or non-performing portfolio. For this assignment, several risk factors are considered: the industry or economic sector, its activity, the situation of the owners and managers, financial indicators, payment capacity and payment performance. Based on this, the portfolio is classified as:
•Normal portfolio: considers debtors whose payment capacity allows them to meet their obligations and commitments and in which there is no foreseeable alteration in their economic and financial situation. The classifications assigned to this portfolio are categories from A1 to A6.
•Substandard portfolio: includes borrowers with financial difficulties or significant deterioration in their payment capacity and for whom there is reasonable doubt about their future repayment of principal and interest within the contractual terms, showing a limited capacity to meet short-term financial obligations. The classifications assigned to this portfolio are categories from B1 to B4.
•Non-compliant Portfolio: Includes borrowers and related loans whose recovery is considered remote, as they have reduced or no ability to repay. This portfolio includes borrowers who have defaulted on their loans or show clear signs that they will default, as well as those who require a forced restructuring of the debt, reducing the overdue obligation or delaying the payment of principal or interest; and any other borrower who is more than 90 days past due on interest or principal. The classifications assigned to this portfolio are categories from C1 to C6.
As part of the individual assessment of debtors classified as Normal or Substandard, the Bank classifies them into the following categories, assigning them a percentage of probability of default and loss in the event of default (severity), resulting in expected loss percentages.

Portfolio Type	Debtor Category	Probability of Default (%)	Loss due to Default (%)	Expected Loss (%)
Normal Wallet	A1	0,04	90,0	0,03600
	A2	0,10	82,5	0,08250
	A3	0,25	87,5	0,21875
	A4	2,00	87,5	1,75000
	A5	4,75	90,0	4,27500
	A6	10,00	90,0	9,00000
Substandard Portfolio	B1	15,00	92,5	13,87500
	B2	22,00	92,5	20,35000
	B3	33,00	97,5	32,17500
	B4	45,00	97,5	43,87500

To calculate provisions to cover a debtor classified as in default, an expected loss rate is first determined by calculating the amounts recoverable through collateral and deducting the present value of recoveries obtained through collection services after related expenses. Once the expected loss range is determined, the corresponding provision percentage is applied to the amount of the exposure, which includes loans and contingent loans of the same debtor. The provision rates applied to the calculated exposure are as follows:

Classification	Estimated loss range	Provision

C1	Up to 3%	2%
C2	More than 3% up to 20%	10%
C3	More than 20% up to 30%	25%
C4	More than 30% up to 50%	40%
C5	More than 50% up to 80%	65%
C6	More than 80%	90%

All debtors' credits must remain in impaired portfolio until their payment or performance capacity is normalized, regardless of the sanctioning procedures for each credit, in particular those that comply with the conditions of Title II of Chapter B-2 of the accounting compendium for banks of the CMF. (Compendio Normas Contables Banco or CNC).
Provisions for group evaluations

Group assessments are appropriate to address a large volume of loans that have small individual balances, mainly disbursed to individuals or small businesses. To determine their provisions, group assessments require the grouping of debtors with similar characteristics in terms of debtor type and credit commitments to determine both the group's payment behavior and the recovery of nonperforming loans, using technically sound estimates and prudential criteria. The model used is based on debtor characteristics, payment history, outstanding loans and defaults, among other relevant factors.
The Bank uses methodologies to determine credit risk based on internal and/or standard models to estimate the provisions for the group's assessment portfolio. It considers commercial loans for debtors that are not assessed individually, mortgages and consumer loans (including installment loans, credit cards and overdrafts). This methodology allows the Bank to independently identify the performance of the portfolio in the year and thus determine the provision required to cover losses that arise within one year from the balance sheet date.
Clients are segmented according to their internal and external characteristics into clusters or profiles to differentiate the risk of each portfolio in a more appropriate and orderly manner (client-portfolio model). This is known as the profile assignment method, which is based on a statistical construction model that, through logistic regression, establishes relationships between variables – such as delinquency, external performance, sociodemographic data, among others – and a response variable that determines the client's risk, in this case a default equal to or greater than 90 days. After this, common profiles are defined and assigned a Probability of Non-Performance (PND) and a recovery rate based on a historical analysis known as Severity (SEV).
Once clients have been profiled and assigned a PND and SEV based on their credit profile, the default exposure is calculated. This estimate includes the client's credit portfolio, including contingent credits, less any amount recoverable through enforceable guarantees (for non-consumer credits).
Notwithstanding the foregoing, in order to establish provisions for commercial and residential mortgage loans, the Bank must establish minimum provisions in accordance with the standard method established by the CMF for this type of loans. Although this standard model constitutes a minimum prudential baseline, it does not exempt the Bank from its responsibility to have its own internal methodologies for determining sufficient provisions to protect the credit risk of this portfolio.
The impaired portfolio includes all outstanding and contingent loans of borrowers who are more than 90 days past due on any interest or principal. It also includes borrowers who have been granted a loan to refinance a loan that is more than 60 days past due and borrowers who have undergone a forced debt restructuring or partial debt forgiveness.
On April 27, 2022, the latest amendment to the Compendium of Accounting Standards (CNC) for Banks established that, for the formation of the group portfolio, commercial exposures, other than student loans, associated with the same counterparty, should not exceed a threshold of 20,000 UF and 0.2% of the group portfolio.

Loans and accounts receivable from customers As of September 30, 2024 (Ch$ million)	Assets before allowances					Total	Established allowances					Subtotal	DeductibleguaranteesFOGAPE Covid-19	Total	Net financial assets
	Normal Portfolio		Substandard Portfolio	Non-compliant portfolio			Normal Portfolio		Substandard Portfolio	Non-compliant portfolio
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group
Commercial loans
Business loans	6,524,455	4,318,943	947,733	686,373	441,954	12,919,458	62,382	61,255	24,861	235,515	163,363	547,376	5,246	552,622	12,366,836
Credits for foreign trade Chilean exports	843,734	11,182	55,584	16,319	1,521	928,340	15,071	362	3,885	9,479	903	29,700	-	29,700	898,640
Foreign trade credits for Chilean imports	706,445	61,062	22,863	12,707	2,612	805,689	16,986	1,631	1,724	9,988	1,447	31,776	-	31,776	773,913
Foreign trade credits between third countries	1,107	-	-	-	-	1,107	9	-	-	-	-	9	-	9	1,098
Current account debtors	72,119	40,835	7,942	1,720	8,291	130,907	1,415	1,285	951	827	5,192	9,670	-	9,670	121,237
credit card debtors	29,810	96,746	2,281	1,000	10,702	140,539	788	2,946	288	468	6,868	11,358	-	11,358	129,181
Factoring operations	791,110	27,946	8,679	5,638	5,798	839,171	8,460	541	1,091	4,839	3,733	18,664	-	18,664	820,507
Commercial financial leasing operations	787,753	166,286	99,034	51,669	10,205	1,114,947	3,389	2,730	1,939	6,375	6,763	21,196	18	21,214	1,093,733
Student loans	-	30,453	-	-	10,075	40,528	-	767	-	-	2,294	3,061	-	3,061	37,467
Other credits and accounts receivable	5,275	65,045	917	10,628	6,850	88,715	70	1,578	94	8,945	2,823	13,510	-	13,510	75,205
Subtotal	9,761,808	4,818,498	1,145,033	786,054	498,008	17,009,401	108,570	73,095	34,833	276,436	193,386	686,320	5,264	691,584	16,317,817
Mortgage loans
Loans with letters of credit	-	98	-	-	32	130	-	-	-	-	3	3	-	3	127
Mortgages transferable mutual loans	-	459	-	-	95	554	-	1	-	-	7	8	-	8	546
Loans with mutual funds financed with mortgage bonds	-	82,524	-	-	4,347	86,871	-	130	-	-	337	467	-	467	86,404
Other mortgage loans with mutual funds	-	16,554,857	-	-	856,267	17,411,124	-	33,674	-	-	120,219	153,893	-	153,893	17,257,231
Financial leasing operations for mortgage	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other credits and accounts receivable	-	68,666	-	-	9,240	77,906	-	218	-	-	1,356	1,574	-	1,574	76,332
Subtotal	-	16,706,604	-	-	869,981	17,576,585	-	34,023	-	-	121,922	155,945	-	155,945	17,420,640
Consumer loans
Consumer loans in installments	-	3,540,308	-	-	258,456	3,798,764	-	114,319	-	-	151,059	265,378	-	265,378	3,533,386
Current account debtors	-	136,064	-	-	9,511	145,575	-	6,281	-	-	7,063	13,344	-	13,344	132,231
Credit card debtors	-	1,755,914	-	-	34,105	1,790,019	-	46,727	-	-	25,972	72,699	-	72,699	1,717,320
Consumer financial leasing operations	-	1,574	-	-	33	1,607	-	23	-	-	29	52	-	52	1,555
Other credits and accounts receivable	-	13	-	-	508	521	-	2	-	-	365	367	-	367	154
Subtotal	-	5,433,873	-	-	302,613	5,736,486	-	167,352	-	-	184,488	351,840	-	351,840	5,384,646
TOTAL	9,761,808	26,958,975	1,145,033	786,054	1,670,602	40,322,472	108,570	274,470	34,833	276,436	499,796	1,194,105	5,264	1,199,369	39,123,103

Credit quality of debtors
At the end of September 2024, the NPL ratio continues to increase, reaching 3.1% as of September 30, 2024. The coverage ratio, including additional provisions, reached 119.8% as of September 30, 2024, with the expected loss ratio (credit loss provisions divided by total loans) increasing slightly to 3.0%. The impaired ratio closed at 6.7%, up from 5.6% as of December 31, 2023. The impaired ratio includes NPLs in addition to restructured loans, being a broader-based indicator than NPL. The commercial portfolio has increased in NPL and impairment over the past 12 months while the mortgage portfolio has been slightly more stressed during 2024, both due to the economic cycle and labor market conditions. However, it is important to remember that mortgage loans are collateralized by a property.
Asset credit quality

				Var %
Ch$ million	Sept-24	Dec-23	Sept-23	Sept-24/ Dec-23	Sept-24/ Sept-23
Total loans[1]	40,324,600	40,811,886	40,042,155	0.7%	(1.2%)
Loan loss allowances (LLAs)[2]	(1,498,372)	(1,488,453)	(1,432,461)	4.6%	0.7%
Non-Performing Loans[3] (NPLs)	1,250,929	923,852	906,482	38.0%	35.4%
Consumer NPLs	132,605	118,264	101,840	30.2%	12.1%
Commercial NPLs	696,704	582,343	543,202	28.3%	19.6%
Mortgage NPLs	421,619	223,245	261,439	61.3%	88.9%
Impaired loans[4]	2,694,292	2,291,621	2,215,504	21.6%	17.6%
Consumer impaired loans	302,613	276,000	245,755	23.1%	9.6%
Commercial impaired loans	1,521,698	1,380,121	1,396,290	9.0%	10.3%
Mortgage impaired loans	869,980	635,500	573,458	51.7%	36.9%
Expected loss ratio[5] (LLA / total loans)	3.0%	2.8%	2.8%
NPL ratio (NPL / total loans)	3.1%	2.3%	2.3%
Consumer NPL ratio	2.3%	2.1%	1.9%
Commercial NPL ratio	4.1%	3.2%	3.0%
Mortgage NPL ratio	2.4%	1.3%	1.6%
Impaired loan ratio (impaired / total loans)	6.7%	5.6%	5.5%
Consumer impaired ratio	5.3%	4.9%	4.5%
Commercial impaired ratio	8.9%	7.6%	7.7%
Mortgage impaired ratio	4.9%	3.7%	3.4%
NPL coverage ratio[6]	119.8%	157.3%	158.0%
Coverage ratio without mortgages[7]	159.8%	183.8%	196.8%
Consumer coverage ratio[8]	381.5%	413.8%	467.3%
Commercial coverage ratio[9]	117.6%	137.1%	146.1%
Mortgage coverage ratio[10]	41.0%	74.1%	62.3%
1.Includes interbank loans.
2.Adjusted to include the $293 billion of additional provisions and $6 billion of additional provisions required by the CMF for the commercial portfolio.
3.Total gross amount of loans with at least one installment more than 90 days late.
4..Includes: (a) for loans individually assessed for impairment: (i) the amount of all loans of customers classified between C1 to C6 and (ii) the amount of all customers with at least one loan in default (and that is not a mortgage loan less than 90 days past due), regardless of category; and (b) for loans assessed collectively for impairment, the amount of all loans of a customer when the customer is past due on at least one loan or has been renegotiated.
5.LLA/total loans. Measures the percentage of loans for which the bank provisions given its internal model and CMF regulations. Adjusted to include the $293 billion of additional provisions and $6 billion of additional provisions required by the CMF for the commercial portfolio.
6.LLA/NPLs. Adjusted to include the $293 billion of additional provisions and $6 billion of additional provisions required by the CMF for the commercial portfolio.
7.Commercial and consumer LLAs/Commercial and consumer NPLs. Adjusted to include the $122 billion of additional provisions for the commercial portfolio, the $154 billion of additional provisions for the consumer portfolio and $6 billion of additional provisions required by the CMF for the commercial portfolio.
8.Consumer LLA/Consumer NPLs. Adjusted to include the $154 billion of additional provisions for the consumer portfolio.
9.LLA of commercial/commercial NPLs. Adjusted to include the $122 billion of additional provisions for the commercial portfolio and $6 billion of additional provisions required by the CMF for the commercial portfolio.
10.Mortgage LLA/mortgage NPLs. Adjusted to include additional provisions of $17 billion for the mortgage portfolio.

Distribution by economic sector
By economic sector, the Bank's portfolio is highly diversified, with no significant percentage exposed to any particular industry, increasing the possibility of having a stable portfolio over time.
Market risk
There are four main market risks that may affect the Bank: exchange rate, inflation, interest rate and liquidity. Their measurement and control is the responsibility of the Market Risk Management, which is part of the Risk Division. The limits are approved by the various committees in charge, a responsibility that lies mainly with the Market Committee and the Assets and Liabilities Committee (ALCO). The main market risks are also reviewed by the Integral Risk Committee.
The Financial and Capital Management areas, as part of the Financial Division, have the following functions, which are supervised and controlled by the ALCO and the Risk Management:
•Optimizing the cost of liabilities, seeking the most efficient financing strategies, including the issuance of bonds and bank lines.
•Manage short- and long-term regulatory liquidity limits.
•Inflation risk management and exposure.
•Manage local and foreign currency exchange rate risk.
•Capital adequacy and requirements.

Liquidity risk
The Financial Management area manages liquidity risk by using a portfolio of liquid assets to ensure that the Bank always maintains sufficient liquidity to cover short-term fluctuations and long-term financing, complying with internal regulatory liquidity requirements. The Financial Management Department receives information from all business units on the liquidity profile of their financial assets and liabilities, as well as the breakdown of other projected cash flows derived from future business. Based on this information, the area maintains a portfolio of short-term liquid assets, composed mainly of liquid investments, loans and advances to other banks, to ensure that the Bank has sufficient liquidity. The liquidity needs of the business units are covered by short-term transfers from Financial Management to cover short-term fluctuations and long-term financing to meet all structural liquidity needs.
The Bank monitors its liquidity position on a daily basis, determining the future flows of its expenses and income. Additionally, stress tests are carried out at the end of each month, for which a variety of scenarios are used that cover both normal market conditions and market fluctuation conditions. The liquidity policy and procedures are subject to review and approval by the Bank's Board of Directors. Periodic reports are generated by the Market Risk Department, which break down the liquidity position of the Bank and its subsidiaries, including exceptions and corrective measures adopted, which are periodically submitted to the ALCO for review.
The Bank obtains demand and fixed-time deposits from retail, Middle-market and Corporate banking. The Finance Department obtains funding from correspondent banks, debt instruments, commercial paper and wholesale time deposits. Although most obligations to banks and debt instruments mature in more than one year, customer and wholesale deposits tend to have shorter maturities and a large proportion of them are payable within 90 days. The short-term nature of these deposits increases the Bank's liquidity risk and therefore the Bank actively manages this risk by continuously monitoring market trends and price management.
High quality liquid assets
High-quality liquid assets (HCA) are an essential component in liquidity risk management. They consist of balance sheet assets, composed mainly of financial investments that are not collateralized, have low credit risk and have a deep secondary market. Under Basel III standards, these assets are divided into three tiers, with Tier 1 assets being the most liquid and Tier 3 assets being the least liquid.
As of September 30, 2024, the Bank's ALAC amounted to $7,997,783 million and corresponded mainly to Level 1 liquid assets, composed mainly of bonds of the Republic of Chile, the Central Bank of Chile and the United States Treasury.

Liquid Assets (Consolidated Ch$ million)
In terms of liquidity, the main metrics managed by the Bank's Finance Division are the following:
1.Liquidity Coverage Ratio (LCR).
2.Net stable financing ratio (NSFR).
LCR
Liquidity Coverage Ratio (LCR), measures the percentage of Liquid Assets over Net Cash Outflows. Starting in April 2019, Chilean banks started reporting their local LCR figures with a minimum level of 60% in 2020, 80% in 2021 and 100% in 2022. This indicator is required by Basel III standards and provides a sustainable maturity structure for assets and liabilities, allowing banks to maintain a stable funding profile relative to their activities.
As of September 30, 2024, this indicator for Banco Santander Chile was 179.6% above the minimum. This is a reflection of the conservative liquidity requirements established by the board of directors through the ALCO committee.
Evolution of LCR

NSFR
This indicator is a local regulatory version of the Net Stable Funding Ratio (NSFR) required by Basel III, which provides a sustainable maturity structure of assets and liabilities, so that banks maintain a stable funding profile in relation to their activities. As of September 30, 2024, the NSFR was at 100.7%.
Evolution of NSFR
Interest rate risk: banking book
For the financial management portfolio (bank book), the Bank has more liabilities than assets exposed to short-term rates, and this creates mismatches when rate adjustments occur. To manage this risk, Banco Santander Chile performs a sensitivity analysis with respect to the local and foreign currency. Through simulations, limits are set in relation to the maximum loss that rate movements may have on the capital and net financial income budgeted for the year.

	30 de septiembre de 2024
	Effect on financial income	Effect on capital
Financial Management Portfolio – Local Currency (in $MM)
Loss limit	138,957	386,447
High	79,657	170,622
Low	8,934	87,335
Average	34,770	123,463
Financial Management Portfolio – Foreign Currency (in MM$US)
Loss limit	161,541	179,490
High	17,775	61,137
Low	1,606	48,573
Average	8,491	55,262
Financial management portfolio – consolidated (in $MM)
Loss limit	138,957	386,447
High	69,677	357,867
Low	7,808	246,664
Average	31,553	289,493

VaR trading portfolio
In the case of the trading portfolio, risk is estimated and managed through Value at Risk (VaR) limits where it was kept within the established risk limits. Due to the rules established by the Assets and Liabilities Committee (ALCO), the Bank must not have significant exposure to foreign currencies; therefore, all exchange rate risk is included in the trading portfolio and is measured and controlled with Value at Risk (VaR) limits.
The table below shows the evolution of the Bank's consolidated VaR of the trading portfolio, which includes the exchange rate risk and the interest rate risk of the trading portfolio.

VAR	September 30, 2024 US$ million
Consolidated:
High	4.85
Low	1.94
Average	3.32
Fixed income investments:
High	4.85
Low	1.92
Average	3.03
Foreign currency investments
High	2.85
Low	0.15
Average	1.52
Inflation risk
The Bank has assets and liabilities that are indexed according to the variation of the Unidad de Fomento (UF). In general, the Bank has more assets than liabilities in UF and, therefore, moderate increases in inflation have a positive effect on indexation income, while a fall in the value of the UF negatively affects the Bank's margin. To manage this risk, the ALCO establishes a set of limits on the difference between assets and liabilities denominated in UF as a percentage of interest-earning assets.

Operational risk
Overall, operational risk indicators on operating results have remained stable and below the system average. As of September 30, 2024, operating loss increased by 65.4% compared to the same period of the previous year, mainly explained by higher losses from fraud and labor practices.
Operating losses:

	Sept-24	Sept-23	Sept-24/ Sept-23
Fraud	5,670	1,567	261.8%
Labor	3,664	2,977	23.1%
Clients and products	486	468	3.8%
Fixed assets	104	91	14.3%
Business continuity/systems	283	86	229.1%
Prosecution	2,195	2,311	(5.0%)
Total	12,402	7,500	65.4%

Section 7: Credit risk ratings
The Bank has the following credit ratings:
International rankings

Moody’s	Rating
Bank Deposit	A2/P-1
Baseline Credit Assessment	Baa1
Adjusted Baseline Credit Assessment	Baa1
Senior Unsecured	A2
Outlook	Stable

Standard and Poor’s	Rating
Long-term Foreign Issuer Credit	A-
Long-term Local Issuer Credit	A-
Short-term Foreign Issuer Credit	A-2
Short-term Local Issuer Credit	A-2
Outlook	Stable

JCR	Rating
Foreign Currency Long-term Debt	A+
Outlook	Stable

HR Ratings	Rating
HR	AA-
Outlook	Stable

KBRA	Rating
Senior Unsecured Debt	A
Outlook	Stable
Local rankings

Local ratings	Feller Rate	ICR
Shares	Level 1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA+	AA+

Section 8: Stock performance
As of September 30, 2024
Share composition
Volume traded (average)
US$ million, Last twelve months to September 30, 2024
Total Return
Santander ADR vs. MSCI (Base 100 = 12/31/2023)
Total return
Santander vs. IPSA Index (Base = 12/31/2023)

Share price

ADR Price (US$)		Local share price ($)
30/09/2024:	20.80	30/09/2024:	46.80
Maximum:	21.25	Maximum:	49.65
Minimum:	17.12	Minimum:	39.02
We are building a more responsible bank.		responsible.

Share information

Market capitalization: US$9.606 billion
P/E last 12 months*:	15.20
P/BV (09/30/2024)**:	2.06
Dividend yield***:	4.0%
*     Price as of September 30, 2024 / earnings for the last 12 months
**    Price/book value as of September 30, 2024
***Based on closing price of the record date of the last dividend paid
Dividends

Paid year	$/acción	% of previous year's profit
2021	1.65	60%
2022	2.47	60%
2023	2.57	60%
2024	1.84	70%

Annex 1: Strategy and responsible banking
Our strategy

In its 45 years of experience in Chile, Banco Santander has closely supported its clients, achieving leadership in market share as well as in financial strength and profitability.

In 2023, the institution adopted a new roadmap – Chile First – whose aspiration is to be the first in the country in the banking industry in terms of contribution to its various stakeholders.
Our success is based on a clear purpose, mission and style of doing things. We are building a more responsible bank.

Our purpose	Our mission	Our style

Contribute to the progress of people and companies.	To be the best open platform for financial services, acting responsibly and earning the trust of our employees, clients, shareholders and society.	Simple, Personal and Fair

Our behaviors

Basing our strategy on the following pillars:

Digital Bank with Work/Café…	…for more than 5 million customers and 450,000 SMEs[1], based on cutting-edge technology and customer-centric processes and people.
Specialization and added value in companies…	…with a differential value-added offer and service in transactional products, FX and consulting.
Sustained generation of new business opportunities…	…fostering competition, seeking growth and leading in the sustainable finance market.
Agile, collaborative and high-performance organization…	…the best place to work in Chile by attracting, developing and retaining exceptional people based on merit.
1.Our long-term goal.
For the purposes of this transformation, we have developed a Chile First initiative plan, where we seek to generate, as Santander Chile, a prominent financial operation in Chile and within the Santander Group to help our clients, employees, communities and shareholders prosper.
Responsible Banking
The Principles for Responsible Banking have been designed through the United Nations Environment Programme Finance Initiative (UNEP FI) to guide and strategically align the business of banks with the Sustainable Development Goals (SDGs) and Santander Chile is committed to these Principles.
Principles of Responsible Banking

Alignment Alignment of business strategy with the needs of society.	Impact Positive impact and reduction of negative impact.	Customers Prosperity shared with customers.

Stakeholders Stakeholder engagement.	Corporate Governance and Culture Corporate Governance and Goal Setting	Transparency and accountability of accounts Transparency and responsibility.

Responsible commitments
The goals associated with responsible banking, aligned with people and the community, are the following:

Goals	Progress
Increase the percentage of women in management positions: Achieve that 30% of the staff in management positions are women.	Currently, 34% of the staff in management positions are women.

Eliminate the gender pay gap: Our goal is to eliminate it by 2025. The Iguala Conciliación Seal, awarded by the Ministry of Women and Gender Equality, provides us with a path and an official commitment to move forward on this issue.	We have a 1.5% gender pay gap.

Working to financially empower people: Through our financial products such as Más Lucas and Life, among other initiatives, we want this to increase to more than 4 million people by 2025.	Between 2019 and September 2024 we have contributed to financially empowering 3,280,577 people.

Provide sustainable financing to our clients: We have set a goal for 2025 of at least US$1.5 billion.	As of August 2024, we already have US$1.21 billion in green and sustainability-linked financing. In 2Q22, the Santander Group published the ESG framework, under which in 4Q23 the first green bond was issued for JPY 8 billion, equivalent to US$53 million app.

Supporting people through community contribution programs: In social issues between 2019 and 2024 we hope to help more than 500,000 people through our community programs.	From 2019 to September 2024, we have supported 507,579 people through our education programs and other support measures for the benefit of people in vulnerable situations.

Women on the board: our goal for 2050 is to have between 40% and 60%.	44%

ESG Indicators
As a result of Santander's firm commitment to the progress of people, respect for the environment and good corporate governance, which is also reflected in its adherence to the main sustainable development and responsible banking initiatives, Santander has achieved the following ESG indicators:

Included in Chile, MILA and Emerging Markets
International benchmark index that evaluates the sustainable performance of companies in the economic, social and environmental spheres. We currently have a score of 80 points and we managed to be within the 97th percentile of the companies that participate in this index.

Included in Latam Emerging and Global Emerging Positive evaluations in the environmental and social dimensions, compared to other banks in the index.

At the beginning of 2021, the Santiago Stock Exchange launched a new S&P IPSA ESG index. Chile is the third Latin American country to have an index that incorporates these dimensions and uses the same methodology as the DJSI. Of the 30 companies that are part of the IPSA, 26 companies were included in this index and Santander has the third largest weighting.

Strategic objectives by stakeholder group

Customers
Passionate about our clients, their progress and experience
✓Leading in customer satisfaction
✓Achieve memorable digital and personal attention with the best advice
✓Revolutionize our value proposition in savings and transactional products
✓With specialized service models in Corporate Banking

Key KPIs

	Results 2021	Results 2022	Results 2023	Results September 2024

NPS	60% Top 1 (Gap of 7 with second place)	57% Top 2 (Gap of 1 with second place)	60% Top 1 (Gap of 4 with second place)	59% Top 1 (Gap of 2 with second place)
Total customers	4,116,301 (+14.1%)	3,910,094 (-5.0% YoY)	4,052,314 (3.6%YoY)	4,213,326 (7.8% YoY)
Loyal customers	832,405 (+8.9%)	855,156 (+2.7% YoY)	850,905 (-0.5% YoY)	1,312,301 (56.5% YoY)
Digital Clients	2,016,947 (+30.4%)	1,981,540 (-1.8% YoY)	2,113,128 (6.6% YoY)	2,195,286 (6.5% YoY)
Total customers increased by 7.8%, despite the Bank constantly closing unused accounts to protect people from fraud and cyberattacks. In the same way, digital customers grew by 6.5% YoY, due to the success of digital initiatives.
Digital Bank with Work/Café
Our first strategic pillar is based on cutting-edge technology and customer-focused processes and products. We are building a bank with strengths in digital channels that allows digital onboarding in a safe, fast and easy-to-use way, offering our Life and Más Lucas accounts for the mass segment and the Life SME account and payment services through Getnet for entrepreneurs and medium and small businesses. These initiatives not only encourage our clients to become increasingly digital, but are also achieving increased financial inclusion in these segments through an initial approach through transactional services, with the potential to extend the offer of other products and financing options, such as credit cards and loans.
The other part of the first pillar is the transformation of our branches into Work/Café, evaluating the needs of our clients in different areas and providing branches that not only meet their financial needs, but also provide them with a pleasant environment to approach us.

Digital Clients:
As a result of these efforts, the Bank's market share in current accounts remains strong. According to the latest publicly available information, which is as of July 2024, our market share reaches 23.8% in current accounts, which includes products such as Santander Life and PYME Life. These figures do not include our Más Lucas checking account.
Furthermore, due to the volatility in the exchange rate, we have seen a growing demand from clients for dollar checking accounts. As of July 2024, we have a market share of 41.2% and we have opened 137 thousand dollar checking accounts in the last twelve months, thanks to the ease of opening these accounts online and a strong increase in demand for this type of accounts by clients. In addition, digital clients continue to grow, reaching almost 2.2 million digital clients. Our digital clients represent 86% of our active clients and the majority are current account holders, and the products with the greatest traction are deposits, credit cards, investment funds and general insurance.
*Digital customers are those who access their account online or through the App at least once a month.

Más Lucas is the first 100% digital savings and checking account for the mass market. This product does not charge maintenance or transaction fees and is also remunerated monthly according to the balance maintained. In this way, the Bank aims to provide better access to these simple banking products and reinforce Santander's commitment to financial inclusion. Since its launch in March 2023, Más Lucas has more than 243 thousand clients and in recent months has maintained an average of 15 thousand accounts opened per month.
In June 2024, we launched Más Lucas Joven, a checking account for people between 12 and 17 years old. Like the Más Lucas account, this account is free and also pays monthly interest based on the average balance. With this, we seek to attract customers in their first contact with a bank, offering them digital products with the ease of paying with a debit card and online transfers.

Getnet's entry into the Chilean acquiring market continues to show good results. Customer reception has been high, with more than 182 thousand merchants signed up and more than 243 thousand POS operating, with strong demand from SME clients and an expansion towards larger clients that require a Host to Host solution, offering an integrated payment system for more sophisticated clients. On the other hand, e-commerce also attracts merchants, with more than 7,000 businesses using Getnet for their online sales to date, reaching $298 billion in sales in the last 12 months. A key feature that has contributed to Getnet's success is the deposit of sales into clients' checking accounts up to five times a day, including weekends.

+	23% YoY SME clients

As for our SMEs, we have seen strong growth in accounts thanks to initiatives such as Getnet (our acquirer) and Cuenta Pyme Life, which is 100% digital, providing access to a current account, debit card and Office Banking, the transactional platform for companies. With these initiatives we have a wide range of products, meeting their transactional needs as well as supporting them in the growth of their business.

+	27% YoY Business current accounts
With these initiatives, including Getnet, we are seeing significant growth in current accounts of SMEs and companies, growing 26.7% YoY by July 2024, and with a market share of 39.3% according to the CMF. As we build a relationship with these SMEs and learn more about their history, we offer credit cards and other financing options.

Other initiatives launched recently
Apart from the Más Lucas Joven account, we have also launched the following:
•Complementary health insurance with UC Christus medical centers, where they implemented a revolutionary medical care model for Chile. Clients have access to a primary care physician, who is available for both in-person and online consultations, and who refers patients to the appropriate specialists, maintaining a holistic view of the patient, encouraging prevention and reducing waiting times for specialties.
•Autocompara: A digital platform to compare car insurance in a transparent and efficient way, allowing people to make an informed decision before purchasing insurance. In June 2024, we opened this platform to non-customers as well, being one of the few platforms available in Chile with this service.
•Currency transfers to 28 countries online or with reception in a branch. These transfers are safer and faster than swift transfers and are free for our clients.

We continue to grow in Work/Café branches
As of September 2024, we have a total of 97 Work/Cafés, which consider different types such as Investment Work/Cafés, StartUps and regular ones. We have closed 20 branches in the last 12 months, including Select branches, aimed at higher-income clients, and traditional branches. In total, we have 234 branches, 7.9% less than last year.
In 4Q22, we launched Work/Café StartUp, an initiative that aims to offer a comprehensive solution to all the needs of entrepreneurs, and in particular to increase banking penetration, carry out pilot programs with the Bank and even offer financing. It is aimed at companies that have three main characteristics: first, that they are starting activities and showing accelerated growth; second, that technology is part of the value proposition; and third, that the proposals are scalable to a real problem.
Then, in 1Q23, we launched Work/Café Expresso, our new transaction centers with self-service teller services, service desk, card printing machines, and lockers for product delivery, all in a Work/Café format, where our customers can carry out their transactions in an efficient and secure environment, providing a better customer experience. These high-tech branches provide greater efficiencies with our cash management, allowing us to continue consolidating our branch network.
And finally, in 4Q23 we launched Work/Café Inversiones, a new space open to the community aimed at helping people improve their financial well-being. Clients and potential clients will be able to access specialized advice, talks and workshops on different topics that will help them learn and understand more about investment instruments, the impact of market movements and how to prepare for their various personal projects. Through specific initiatives such as the opening of this new space, the Bank continues to clearly advance its purpose of helping people progress.
With all of the above, we continue to find efficiencies in our branch network, with over 38% of our branches cashless. Due to the strength of our digital channels, the Bank's productivity continues to grow, with volume per branch increasing 10.6% YoY and productivity per employee increasing 4.4% YoY.

Volume = Total Loans + Total Deposits

Top 1 in NPS among our Chilean competitors
As a result of all our efforts, our customers are the most satisfied with us. As of September 2024, our NPS is 59 points, top 1 among our peers. We also rank first in net satisfaction in the evaluation of our account executives and contact center with 66 and 72 points respectively. Regarding digital channels, they also continue to be a strength, with the website standing out with a net satisfaction of 72 and the App with 74 points.

59 60 58 55 57 57 56 56 58 60 60 59 59
53 53 54 54 56 59 56 47 52 62 57
46 48 48 48 51 53 51 51 55 56 56 54 56
34 38 41 40 42 46 45 43 43 46 50 48 44
Sept-21
Dec-21
Mar-22
Jun-22
Sept-22
Dec-22
Mar-23
Jun-23
Sept-23
Dec-23
Mar-24
Jun-24
Sep-24
Santander
Peer 1
Peer 2
Peers*

72 points Contact Center
74 points Application (App)
72 Points Website
1.Source: Activa study for Santander with a scope of 50,000 surveys of our customers and more than 1,200 surveys of each competitor in a period of 6 months. It measures the Overall Net Satisfaction and Net Recommendation in three main attributes: service quality, product quality and brand image. % of customers who give a score of 9 and 10 minus those who give a score of 1-6. Audited by an external provider.
*Peers: BCI, Banco de Chile, Banco Estado, Itaú, Scotiabank

Strategic objectives by stakeholder group

People
A committed and high-performance team
✓To be recognized by our teams as the best place to work in Chile and the Santander Group.
✓Empowering teams by enhancing culture through TEAMS behaviors.
✓Ensure that attracting, developing and retaining the right people enables us to meet organizational objectives.

Key KPIs

	2021 Results	2022 Results	2023 Results	September 2024 Results
Engagement Index	94%	It is now measured through a new survey during the year to have information in a more timely manner. For 2022, this new measurement was 82%.	85%	84%
Diversity	28% Women in management positions 1.2% with disabilities	31% Women in management positions 1.3% with disabilities	34% Women in management positions 1.3% with disabilities	34% Women in management positions 1.3% with disabilities[1]
Gender pay gap	3.0%	2.4%	1.5%	1.5%[1]
1) Latest information available as of December 2023.

Strategic objectives by stakeholder group

Shareholders
We want to be a benchmark for attractive and predictable returns
✓Strongly increase the customer base with a focus on digital customers
✓Increase profitability with a focus on savings, transactional and international products
✓Adequate risk profile with robust solvency

Key KPIs

	2021 Results	2022 Results	2023 Results	September 2024 Results
ROE	22.7%	21.6%	11.9%	18.2%
Efficiency[1]	40%	43%	47%	40%
NPL Portfolio	1.2%	1.8%	23%	3.1%
Solvency CET1[2]	9.6%	11.1%	11.1%	10.7%
1.For 2022, 2023 and 2024 results, the efficiency ratio is calculated as operating expenses including impairment and other operating expenses divided by Operating income.
2.Internal goal of having a minimum of 10% by the end of the year starting in 2023.
Meetings with investors
The Bank maintains contact with investors through virtual and in-person meetings, calls and attendance at conferences. As of September 2024, we have had a total of 782 contacts with investors between in-person or virtual meetings, conferences, roadshows and quarterly results presentations (webcast).

Strategic objectives by stakeholder group

Community
We want to be a benchmark in responsible banking and sustainable finance.
✓Reaching all of Chile with financial education, promoting responsible borrowing and encouraging savings.
✓Maintain leadership in the provision of sustainable financial solutions within Chile.

Key KPIs

	2021 Results	2022 Results	2023 Results	September 2024 Results
Financial empowerment	1,690,015	2,404,119	2,955,591	3,280,577
Supporting people through community contribution programs	281,212	394,356	474,082	507,579
Sustainable financing	US$54 million	US$345 millon	US$850 millon	US$1,210 millon[1]
Sustainability Index	91st Percentile DJSI Chile, MILA & Emerging Markets	96th percentile DJSI Chile, MILA & Emerging Markets	96th percentile DJSI Chile, MILA & Emerging Markets	97th percentile DJSI Chile, MILA & Emerging Markets
BitSight Index	800	810	800	800
1) Latest information available as of August 2024.
This year we obtained 80 points in the Dow Jones Sustainability Index, an increase of 6 points, and placing us as the best Chilean bank and among the top 3% most sustainable banks in the world.

Corporate governance
For more information on our corporate governance, please see Section 3 of Management Commentary for 1Q22.
For more information on our Board composition and organizational structure, please see Our Top Management on our website.
Latest events and material facts
Shareholders Meeting
At the Ordinary Shareholders' Meeting of Banco Santander Chile held on April 17, 2024, together with the approval of the 2023 Consolidated Financial Statements, it was agreed to distribute 70% of the profits attributable to shareholders, which amounted to $496,404 million as of December 31, 2023. These earnings correspond to $1.84 per share. The remaining 30% was allocated to reserves and/or retained earnings of the Bank.
The following was also approved:
•Determination of Board remuneration: remuneration was maintained.
•Appointment of external auditors: PricewaterhouseCoopers Consultores Auditores y Compañía Limitada were approved as auditors for the 2024 financial year.
•Appointment of local risk rating agencies Feller and ICR: maintained.
•Report of the Directors and Audit Committee, determining the remuneration of its members and the operating budget for the year 2024.
•Provide a report on transactions with related parties.
•Grant the Board of Directors the ability to increase, during fiscal year 2024, the provision for the distribution of dividends above the legal minimum.
Subsidiaries
On February 12, 2024, Santander Consumer Finance Ltda. announced the signing of a conditional purchase agreement for a portfolio of automotive loans with Servicios Financieros Mundo Crédito Spa. On March 22, 2024, the transaction was approved by the National Economic Prosecutor's Office (FNE). In April, the first stage of the transaction was completed for Ch$49,454 million. Subsequently, on July 12, 2024, the second and final stage of the purchase was completed, increasing Santander Consumer Finance Limitada's loan portfolio by Ch$14,636 million.
Bond issuance
During 2024, the Bank has registered current bonds with the CMF for UF 18,305,000. The details of the placements made during this year are included in Note No. 22.

Series	Currency	Original Term	Annual Issuance Rate	Issuance Date	Issue Amount	Maturity Date
AA14	UF	5 years	3.30%	12-01-2023	5,000,000	12-01-2028
AA15	UF	4 years	6.20%	10-01-2023	3,000,000	10-01-2027
AA16	UF	2,5 years	3.20%	04-01-2024	3,000,000	10-01-2026
BSTD141223	UF	5 years	3.30%	07-09-2024	2,140,000	12-01-2028
BSTD160424	UF	2,5 years	3.20%	07-05-2024	3,000,000	10-01-2026
BSTD210622	UF	7,5 years	2.75%	07-09-2024	2,165,000	12-01-2029
Obligations with the Central Bank of Chile
On April 1, 2024, Banco Santander Chile made the payment of the first maturity of the Credit Facility Lines Conditional to the Increase in Placements (FCIC) that it had committed to the Central Bank of Chile for $3,331,198 million, using in this payment of investments in Liquidity Deposits (DL) maintained in the aforementioned Central Bank of Chile.
On July 1, 2024, Banco Santander Chile made the payment of the second and last maturity of the Credit Facility Lines Conditional to the Increase in Loans (FCIC) that it had committed to the Central Bank of Chile for $2,850,919 million, using in this payment investments in Liquidity Deposits (DL) maintained in the aforementioned Central Bank of Chile.
Others
In May 2024, the Ministry of Finance published a debt repurchase schedule of Bonds from the General Treasury of the Republic of Chile with the objective of managing debt maturities in the coming years, offering new benchmark bonds to investors to support market liquidity and withdraw bonds that are not benchmarks. During June 2024, the Bank participated in this exchange process for nominal amounts of Ch$4,320,000 million of BTP25, BTU25, BTP26 and BTU26 Bonds that were close to maturity, for BTP27, BTP29 and BTU28 Bonds.
On June 18, 2024 Pagonxt Trade S.L. in its capacity as the sole shareholder of Pagonxt Trade Chile SpA (special purpose entity "EPE"), agreed to modify the corporate status to change its corporate name to Pagonxt Payments Chile SpA.
During September 2024, Ch$36 million was received from the sale of 45 shares of the Operating Company of the High Value Payments Clearing House (Combanc) in accordance with the provisions of the Shareholders' Agreement in force with said company. As of September 30, 2024, the percentage of participation in this company is 14.27% and will reach 13.72% upon completion of the sale and receipt of payments for the 79 pending shares.
2024 Awards
•Top Employer Certification January 2024 (sixth consecutive year)
•Euromoney: Best bank in the country in the SME and ESG categories
•ALAS20: First place in the category of leading company in sustainability
•Institutional Investor: "Most Honored Company"
•Dow Jones Sustainability Index: this year we obtained 80 points, an increase of 6 points, and placing us as the best Chilean bank and among the top 3% most sustainable banks in the world.

Material facts:

03-01-2024
Placement of securities in international and/or national markets
On January 3, 2024, the Bank carried out the placement of dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 dated November 15, 2022. The specific conditions of the aforementioned placement were the following:

- Series AA-9 Bonds, with mnemonic BSTDA91122 for a total amount of 5,500,000,000 pesos, maturing on November 1, 2030. The average placement rate of the securities was 6.30%
- Series AA-13 Bonds, with mnemonic BSTD130923 for a total amount of 305,000 UF, maturing on September 1, 2029. The average placement rate of the securities was 3.52%

04-01-2024
Placement of securities in international and/or national markets
On January 4, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placement were as follows:

- Series AA-9 Bonds, with mnemonic BSTDA91122 for a total amount of 2,500,000,000 pesos, maturing on November 1, 2030. The average placement rate of the securities was 6.30%.

Registered in the CMF securities registry under number 07/2019 on September 30, 2019. The specific conditions of the aforementioned placement were as follows:

- Series W-3 Bonds, with mnemonic BSTDW31218 for a total amount of UF 50,000, maturing on June 1, 2026. The average placement rate of the securities was 3.92%.

05-01-2024
Placement of securities in international and/or national markets
On January 5, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placement were as follows:

- Series AA-9 Bonds, with mnemonic BSTDA91122 for a total amount of 2,500,000,000 pesos, maturing on November 1, 2030. The average placement rate of the securities was 6.30%.
- Series AA-13 Bonds, with mnemonic BSTD130923 for a total amount of 1,025,000 UF, maturing on September 1, 2029. The average placement rate of the securities was 3.62%.

09-01-2024
Placement of securities in international and/or national markets
On January 9, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placement were as follows:

- Series AA-8 Bonds, with mnemonic BSTDA80323 for a total amount of 1,000,000,000 pesos, maturing on September 1, 2027. The average placement rate of the securities was 6.15%

10-01-2024
Placement of securities in international and/or national markets
On January 10, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placement were as follows:

- Series AA-9 Bonds, with mnemonic BSTD91122 for a total amount of 20,700,000,000 pesos, maturing on November 1, 2030. The average placement rate of the securities was 6.31%

11-01-2024
Placement of securities in international and/or national markets
On today's date, January 11, 2024, and with a settlement date of January 25, 2024, a bond in Swiss francs was issued through our EMTN program for an amount of CHF 225,000,000, maturing on January 25, 2027 at a placement rate of 2.445%.

Additionally, the placement of dematerialized and bearer bonds by the Bank in the local market was carried out, charged to the following lines: /a/ registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placement were the following:

- Series AA-2 Bonds, with mnemonic BSTDA21222, for a total amount of 4,000,000,000 pesos, maturing on June 1, 2029. The average placement rate of the securities was 6.27%

Registered in the CMF Securities Registry under number 07/2019 on September 30, 2019. The specific conditions of the aforementioned placement were as follows:

- Series W-3 Bonds, with mnemonic BSTDW31218, for a total amount of 215,000 UF, maturing on June 1, 2026. The average placement rate of the securities was 3.97%

12-01-2024
Placement of securities in international and/or national markets
On January 12, 2024, the Bank carried out the placement of dematerialized and bearer bonds in the local market, charged to the following lines registered in the CMF Securities Registry under number 07/2019 on September 30, 2019. The specific conditions of the aforementioned placement were the following:

- Series W-3 Bonds, with mnemonic BSTDW31218, for a total amount of 430,000 UF, maturing on June 1, 2026. The average placement rate of the securities was 3.92%.

06-02-2024
Essential fact of society Others
Pursuant to the provisions of articles 9 and 10 of Law No. 18,045 and the provisions of chapter 18-10 of the Updated Compilation of Standards, it is reported that pursuant to Exempt Resolution No. 1,178 issued on January 26, 2024 by said Commission, Banco Santander-Chile has been sanctioned with a fine of UF 1,946.84 for failing to timely comply with the provisions of article 28 of Law 14,908. The amount of the aforementioned fine has been deposited and reported as of the date indicated in point 3 of the aforementioned resolution.

07-02-2024
Placement of securities in international and/or national markets
On February 7, 2024, the Bank carried out the placement of dematerialized and bearer bonds in the local market, charged to the following lines registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placement were as follows:

- Series AA-9 Bonds, with mnemonic BSTD91122, for a total amount of 10,000,000,000 pesos, maturing on November 1, 2030. The average placement rate of the securities was 6.12%.
- Series AA-14 Bonds, with mnemonic BSTD141223, for a total amount of 1,950,000 UF, maturing on December 1, 2028. The average placement rate of the securities was 3.15%.

29-02-2024
Ordinary meetings, summons, agreements and proposals.
Pursuant to the provisions of Articles 9 and 10 of Law No. 18,045, it is hereby reported that, in today's ordinary session, the Board of Directors of Banco Santander-Chile agreed to call an Ordinary Shareholders' Meeting, to be held by remote communication means, on Wednesday, April 17, 2024, in order to discuss the following matters:
1) Submit for consideration and approval the Annual Report, Balance Sheet, Financial Statements and Report of the External Auditors corresponding to the fiscal year between January 1 and December 31, 2023.
2) Decide the destination of the profits for the 2023 fiscal year.
3) Determination of the remuneration of the Board of Directors.
4) Appointment of External Auditors.
5) Designation of Private Risk Classifiers.
6) Report of the Directors and Audit Committee, determining the remuneration of its members and the budget of expenses for its operation.
7) Report on the operations referred to in Title XVI of Law 18,046.
8) To hear any matter of social interest that must be discussed at the Ordinary Shareholders' Meeting in accordance with the law and the bank's bylaws.

03-14-2024
Placement of securities in international and/or national markets
On March 14, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 07/2019 on September 30, 2019. The specific conditions of the aforementioned placement were as follows:
- Series W-3 Bonds, with mnemonic BSTDW31218, for a total amount of 465,000 UF, maturing on June 1, 2026. The average placement rate of the securities was 3.25%.

03-15-2024
Placement of securities in international and/or national markets
On March 15, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 07/2019 on September 30, 2019. The specific conditions of the aforementioned placement were as follows:
- Series W-3 Bonds, with mnemonic BSTDW31218, for a total amount of 235,000 UF, maturing on June 1, 2026. The average placement rate of the securities was 3.21%.

21-03-2024
Placement of securities in international and/or national markets
On March 21, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placements were as follows:
- Series AA-14 Bonds, with mnemonic BSTD141223, for a total amount of 307,000 UF, maturing on December 1, 2028. The average placement rate of the securities was 3.32%.

22-03-2024
Placement of securities in international and/or national markets
On March 22, 2024, the Bank carried out the placement of dematerialized and bearer bonds in the local market, charged to the following lines: /a/ registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placements were as follows:
- Series AA-10 Bonds, with mnemonic BSTD100323, for a total amount of 4,000,000,000 pesos, maturing on March 1, 2026. The average placement rate of the securities was 6.31%.

/b/ registered in the CMF Securities Registry under number 07/2019 on September 30, 2019. The specific conditions of the aforementioned placement were as follows:
- Series W-3 Bonds, with mnemonic BSTDW31218, for a total amount of 150,000 UF, maturing on June 1, 2026. The average placement rate of the securities was 3.28%.

26-03-2024
Ordinary meetings, summons, agreements and proposals.
On March 26, 2024, the Board of Directors agreed to resolve the allocation of profits for the 2023 fiscal year, proposing to distribute a dividend of $1,84393687 per share, corresponding to 70% of the profits for the fiscal year, which will be available to shareholders, if approved, as of the 5th banking business day following the day of the meeting. It will also be proposed that the remaining 30% of the profits be allocated to increasing the bank's reserves and/or accumulated profits. Also within the same matter, it will be proposed to grant the board of directors the power to increase, during the 2024 fiscal year, the provision for the distribution of dividends above the legal minimum.

01-04-2024
Placement of securities in international and/or national markets
On April 1, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 07/2019 on September 30, 2019. The specific conditions of the aforementioned placement were as follows:
- Series W-3 Bonds, with mnemonic BSTDW31218, for a total amount of 265,000 UF, maturing on June 1, 2026. The average placement rate of the securities was 3.19%.

01-04-2024
Placement of securities in international and/or national markets
On April 1, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 07/2019 on September 30, 2019. The specific conditions of the aforementioned placement were as follows:
- Series W-3 Bonds, with mnemonic BSTDW31218, for a total amount of 265,000 UF, maturing on June 1, 2026. The average placement rate of the securities was 3.19%.

03-04-2024	Banco Santander-Chile Annual Report 2023
05-04-2024
Placement of securities in international and/or national markets
On April 5, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 07/2019 on September 30, 2019. The specific conditions of the aforementioned placement were as follows:
- Series W-3 Bonds, with mnemonic BSTDW31218, for a total amount of 550,000 UF, maturing on June 1, 2026. The average placement rate of the securities was 3.20%.

08-04-2024
Placement of securities in international and/or national markets
On April 8, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 07/2019 on September 30, 2019. The specific conditions of the aforementioned placement were as follows:
- Series W-3 Bonds, with mnemonic BSTDW31218, for a total amount of 255,000 UF, maturing on June 1, 2026. The average placement rate of the securities was 3.15%.

08-04-2024
Placement of securities in international and/or national markets
On April 8, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 07/2019 on September 30, 2019. The specific conditions of the aforementioned placement were as follows:
- Series W-3 Bonds, with mnemonic BSTDW31218, for a total amount of 545,000 UF, maturing on June 1, 2026. The average placement rate of the securities was 3.19%.

09-04-2024
Placement of securities in international and/or national markets
On April 9, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placements were as follows:
- Series AA-8 Bonds, with mnemonic BSTDA80323, for a total amount of 15,000,000,000 pesos, maturing on September 1, 2027. The average placement rate of the securities was 6.28%.

04-11-2024	Banco Santander-Chile Annual Report 2023
04-18-2024
Ordinary shareholders' meeting
Pursuant to the provisions of Law No. 18,045, article 44 of the General Banking Law, and articles 9 and 10 of Law No. 18,045 on the Securities Market, this notice informs that on April 17, 2024, the Ordinary Shareholders' Meeting of Banco Santander-Chile was held. Attached is a prominent notice published today in the El Mercurio de Santiago newspaper, reporting the agreement adopted at the aforementioned Ordinary Shareholders' Meeting, to distribute a dividend of $1,84393687 per share, charged to the profits for the year 2023. The aforementioned dividend will be available to shareholders as of April 24, 2024, at the Bank's Head Office located at Bandera No. 140, Santiago, and at any of its branches, both in the Metropolitan Region and the rest of the country. Those who are registered in the Shareholders Registry at midnight on April 18, 2024 are entitled to this dividend.

04-29-2024
Others
Pursuant to the provisions of articles 9 and 10 of Law No. 18,045 and the provisions of chapter 18-10 of the Updated Compilation of Regulations of the Financial Market Commission, Banco Santander-Chile informs that the Financial Market Commission, by Exempt Resolution number 2,638 dated March 15, 2024, fined Banco Santander-Chile in the amount of 400 UF for failing to fully and timely comply with the delivery of information requested by the Public Prosecutor's Office in procedure RUC 2200706442-3.

05-08-2024
Placement of securities in international and/or national markets
On May 8, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placement were as follows:
- Series AA15 Bonds, with mnemonic BSTD151023, for a total amount of 615,000 UF, maturing on October 1, 2027. The average placement rate of the securities was 3.27%.

05-09-2024
Placement of securities in international and/or national markets
On May 9, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placement were as follows:
- Series AA-15 Bonds, with mnemonic BSTD151023, for a total amount of 385,000 UF, maturing on October 1, 2027. The average placement rate of the securities was 3.27%.

05-10-2024
Others
Pursuant to the provisions of articles 9 and 10 of Law No. 18,045 and the provisions of chapter 1810 of the Updated Compilation of Regulations of the Financial Market Commission, Banco Santander-Chile informs that the Financial Market Commission, by Exempt Resolution number 4,042 of May 3, 2024, fined Banco Santander-Chile in the amount of 756.06 UF for violations of art. 28 of Law 14,908 on Family Abandonment and Payment of Alimony.

05-10-2024
Placement of securities in international and/or national markets
On May 10, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placements were as follows:
- Series AA-10 Bonds, with mnemonic BSTD100323, for a total amount of 3,000,000,000 pesos, maturing on March 1, 2026. The average placement rate of the securities was 6.28%.
- Series AA-15 Bonds, with mnemonic BSTD151023, for a total amount of 55,000 UF, maturing on October 1, 2027. The average placement rate of the securities was 3.29%.

05-13-2024
Placement of securities in international and/or national markets
On May 13, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placements were as follows:
- Series AA-10 Bonds, with mnemonic BSTD100323, for a total amount of 3,000,000,000 pesos, maturing on March 1, 2026. The average placement rate of the securities was 6.26%.
- Series AA-15 Bonds, with mnemonic BSTD151023, for a total amount of 120,000 UF, maturing on October 1, 2027. The average placement rate of the securities was 3.33%.

05-14-2024
Others
Pursuant to the provisions of Articles 9 and 10 of Law No. 18,045, and the provisions of the Updated Compilation of Regulations of the Financial Market Commission, Banco Santander-Chile informs:
• Grupo Santander has recently become aware of unauthorised access to a database hosted by a provider. Grupo Santander immediately implemented measures to manage the incident, such as blocking access to the database and strengthening fraud prevention to protect customers.

• Following the investigation, the Santander Group can confirm that information on clients of Santander Chile, Spain and Uruguay, and on all employees and some former employees of the group, has been accessed. In the rest of the group's markets and businesses, no client data has been affected.

• The database does not contain transactional information or access credentials or passwords for online banking that allow users to operate with the bank. The bank's operations and systems in Chile, like those of the rest of the Santander Group, are not affected and customers can continue to operate safely.

05-15-2024
Placement of securities in international and/or national markets
On May 15, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placements were as follows:
- Series AA-8 Bonds, with mnemonic BSTDA80323, for a total amount of 5,000,000,000 pesos, maturing on September 1, 2027. The average placement rate of the securities was 6.30%.
- Series AA-10 Bonds, with mnemonic BSTD100323, for a total amount of 15,000,000,000 pesos, maturing on March 1, 2026. The average placement rate of the securities was 6.23%.
- Series AA-13 Bonds, with mnemonic BSTD130923, for a total amount of 120,000 UF, maturing on September 1, 2029. The average placement rate of the securities was 3.42%.

05-17-2024
Placement of securities in international and/or national markets
On May 27, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placements were as follows:
- Series AA-15 Bonds, with mnemonic BSTD151023, for a total amount of 440,000 UF, maturing on October 1, 2027. The average placement rate of the securities was 3.28%.

06-03-2024
Placement of securities in international and/or national markets
On June 3, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placements were as follows:
- Series AA-8 Bonds, with mnemonic BSTDA80323, for a total amount of 2,000,000,000 pesos, maturing on September 1, 2027. The average placement rate of the securities was 5.93%.

06-04-2024
Placement of securities in international and/or national markets
On June 4, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placements were as follows:
- Series AA-13 Bonds, with mnemonic BSTD130923, for a total amount of 250,000 UF, maturing on September 1, 2029. The average placement rate of the securities was 3.38%.

06-05-2024
Placement of securities in international and/or national markets
On June 5, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placements were as follows:
- Series AA-13 Bonds, with mnemonic BSTD130923, for a total amount of 95,000 UF, maturing on September 1, 2029. The average placement rate of the securities was 3.38%.

06-06-2024
Placement of securities in international and/or national markets
On June 6, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placements were as follows:
- Series AA-9 Bonds, with mnemonic BSTDA91122, for a total amount of 3,000,000,000 pesos, maturing on November 1, 2030. The average placement rate of the securities was 6.42%.
- Series AA-14 Bonds, with mnemonic BSTD141223, for a total amount of 30,000 UF, maturing on December 1, 2028. The average placement rate of the securities was 3.35%.

06-26-2024
Others
Pursuant to the provisions of articles 9 and 10 of Law No. 18,045 and other relevant regulations, Banco Santander-Chile (hereinafter also the "Bank") hereby informs that, considering the current capital situation and the future prospects of the Bank, it is estimated that the dividend to be paid next year will be equivalent to 60% of the profits for the year 2024. The Bank's Board of Directors, in its meeting yesterday, June 25, has agreed to make use of the power granted by the Bank's last Ordinary Shareholders' Meeting to increase the provision for dividends up to 60% of the accumulated profits as of June of this year, and to apply that same percentage to future months of the year 2024. This is without prejudice to the evaluation of this percentage that the Board of Directors will carry out on a quarterly basis.

06-27-2024
Placement of securities in international and/or national markets
On June 27, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placements were as follows:
- Series AA-14 Bonds, with mnemonic BSTD141223, for a total amount of 140,000 UF, maturing on December 1, 2028. The average placement rate of the securities was 3.38%.

07-01-2024
Others
Pursuant to the provisions of articles 9 and 10 of Law No. 18,045, and the provisions of chapter 18-10 of the Updated Compilation of Regulations of the Financial Market Commission, Banco Santander-Chile informs that the Financial Market Commission, by Exempt Resolution number 5664 of June 21, 2024, fined Banco Santander-Chile in the amount of 2,500 UF, for violations of numbers 2 and 5 of chapter 18-5 of the RAN, in relation to article 14 of the General Banking Law, Circular Letter No. 1,222 and articles 255,268 and 281 of Law No. 20,720.

07-04-2024
Placement of securities in international and/or national markets
On July 4, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placements were as follows:
- Series AA-16 Bonds, with mnemonic BSTD160424, for a total amount of 2,055,000 UF, maturing on October 1, 2026. The average placement rate of the securities was 3.12%.

07-08-2024
Placement of securities in international and/or national markets
On July 8, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placements were as follows:
- Series AA-14 Bonds, with mnemonic BSTD141223, for a total amount of 130,000 UF, maturing on December 1, 2028. The average placement rate of the securities was 3.47%.
- Series AA-16 Bonds, with mnemonic BSTD160424, for a total amount of 340,000 UF, maturing on October 1, 2026. The average placement rate of the securities was 3.10%.
- Series AA-21 Bonds, with mnemonic BSTD210622, for a total amount of 600,000 UF, maturing on December 1, 2029. The average placement rate of the securities was 3.55%.

07-09-2024
Placement of securities in international and/or national markets
On July 9, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placements were as follows:
- Series AA-14 Bonds, with mnemonic BSTD141223, for a total amount of 455,000 UF, maturing on December 1, 2028. The average placement rate of the securities was 3.45%.
- Series AA-16 Bonds, with mnemonic BSTD160424, for a total amount of 110,000 UF, maturing on October 1, 2026. The average placement rate of the securities was 3.08%.
- Series AA-21 Bonds, with mnemonic BSTD210622, for a total amount of 545,000 UF, maturing on December 1, 2029. The average placement rate of the securities was 3.55%.

07-10-2024
Placement of securities in international and/or national markets
On July 10, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placements were as follows:
- Series AA-14 Bonds, with mnemonic BSTD141223, for a total amount of 555,000 UF, maturing on December 1, 2028. The average placement rate of the securities was 3.43%.
- Series AA-16 Bonds, with mnemonic BSTD160424, for a total amount of 210,000 UF, maturing on October 1, 2026. The average placement rate of the securities was 3.08%.

07-11-2024
Placement of securities in international and/or national markets
On July 11, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placements were as follows:
- Series AA-14 Bonds, with mnemonic BSTD141223, for a total amount of 360,000 UF, maturing on December 1, 2028. The average placement rate of the securities was 3.35%.

07-11-2024
Placement of securities in international and/or national markets
In response to an involuntary error in the essential facts sent to the Financial Market Commission (hereinafter the "CMF") dated July 8, 2024 and July 9, 2024, in compliance with the provisions of article 9 and in section 2 of article 10 of Law No. 18,045, of the Securities Market, and in General Rule No. 30 of the CMF amended by General Rule No. 486 of August 31, 2022, duly authorized for this purpose, I hereby inform that any reference made to series AA-21 is in fact to Series T-21 subscribed against the line registered in the Securities Registry of the CMF under number 10/2016 dated August 11, 2016.
The specific conditions were as follows:
- Series T-21 Bonds, with mnemonic BSTD210622, for a total amount of 600,000 UF, maturing on December 1, 2029. The average placement rate of the securities was 3.55%.
- Series T-21 Bonds, with mnemonic BSTD210622, for a total amount of 545,000 UF, maturing on December 1, 2029. The average placement rate of the securities was 3.55%.

07-17-2024
Placement of securities in international and/or national markets
On July 17, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placements were as follows:
- Series AA-16 Bonds, with mnemonic BSTD160424, for a total amount of 285,000 UF, maturing on October 1, 2026. The average placement rate of the securities was 3.00%.

07-18-2024
Placement of securities in international and/or national markets
On July 18, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 20220013 on November 15, 2022. The specific conditions of the aforementioned placements were as follows:
- Series AA-14 Bonds, with mnemonic BSTD141223, for a total amount of 640,000 UF, maturing on December 1, 2028. The average placement rate of the securities was 3.30%.

07-31-2024
Material fact
Pursuant to the provisions of articles 9 and 10 of Law No. 18,045, letter "b" of article 147 of Law 18,046, and other relevant regulations, Banco Santander-Chile (hereinafter also the "Bank") hereby informs that, in light of the new guidelines issued by General Standard No. 501 of your committee on the content of the Regular Policy for transactions with related parties and reporting of said transactions, the Bank's board of directors approved a new version of said policy yesterday, July 30, which will be made available to the public in the "Corporate Information" section of the company's website, hyperlink https://banco.santander.cl/nuestro-banco/informacion-corporativa, and also in the Shareholders Department, located at 140 Bandera Street, 19th floor, commune and city of Santiago.

09-30-2024
Material fact
Pursuant to the provisions of articles 9 and 10 of Law No. 18,045 and other relevant regulations, Banco Santander-Chile (hereinafter also the "Bank") hereby informs that, considering the current capital situation and the future prospects of the Bank, it is estimated that the dividend to be paid next year will be equivalent to 70% of the profits for the year 2024. The Bank's Board of Directors, in its meeting today, has agreed to make use of the power granted by the Bank's last Ordinary Shareholders' Meeting to increase the provision for dividends up to 70% of the accumulated profits as of September of this year, and to apply that same percentage to future months of the year 2024. This is without prejudice to the evaluation of this percentage that the Board of Directors will carry out on a quarterly basis.

Subsequent material facts:

10-15-2024
Placement of securities in international and/or national markets
On October 15, 2024, the Bank placed dematerialized and bearer bonds in the local market, charged to the line registered in the CMF Securities Registry under number 10-2016 on August 11, 2016. The specific conditions of the aforementioned placements were as follows:
- Series T-19 Bonds, with mnemonic BSTD190822, for a total amount of 5,000,000 UF, maturing on August 1, 2033. The average placement rate of the securities was 2.98%.

Annex 2: Balance Sheet

	Sept-24	Dec-23	Sept-24/ Dec-23
ASSETS	Ch$ Million		% Var.

Cash and deposits in banks	1,894,336	2,723,282	(30.4%)
Cash items in process of collection	874,353	812,524	7.6%
Financial assets for trading at fair value through earnings	11,451,943	10,217,794	12.1%
Financial derivative contracts	10,984,099	10,119,486	8.5%
Debt financial instruments	467,844	98,308	375.9%
Financial assets at fair value with changes in other comprehensive income	3,397,371	4,641,282	(26.8%)
Debt financial instruments	3,359,231	4,536,025	(25.9%)
Other financial instruments	38,140	105,257	(63.8%)
Financial derivative contracts for hedge accounting	469,228	605,529	(22.5%)
Financial assets at amortized cost	44,073,309	47,834,678	(7.9%)
Investments under resale agreements	164,459	-	–%
Debt financial instruments	4,783,621	8,176,895	(41.5%)
Interbank loans, net	2,126	68,326	(96.9%)
Credits and accounts receivable from clients - Commercial	16,317,817	17,401,425	(6.2%)
Credits and accounts receivable from clients - Mortgage	17,420,640	16,925,058	2.9%
Credits and accounts receivable from customers - Consumer	5,384,646	5,262,974	2.3%
Investments in companies	57,467	55,284	3.9%
Intangible assets	89,377	97,551	(8.4%)
Property, plant and equipment	193,184	198,744	(2.8%)
Assets with leasing rights	130,360	153,528	(15.1%)
Current taxes	135	146	(53.6%)
Deferred taxes	437,547	428,549	2.1%
Other assets	2,774,620	3,046,607	(8.9%)
Non-current assets and disposal groups for sale	47,024	42,390	10.9%
TOTAL ASSETS	65,890,254	70,857,888	(7.0%)

	Sept-24	Dec-23	Sept-24/ Dec-23
LIABILITIES	Ch$ Million		% Var.
Cash items in process of being cleared	820,860	775,082	5.9%
Financial liabilities to be traded at fair value through profit or loss	10,864,364	9,521,575	14.1%
Financial derivative contracts	10,864,364	9,521,575	14.1%
Financial derivative contracts for hedge accounting	1,099,088	2,466,767	(55.4%)
Financial liabilities at amortized cost	43,057,629	48,622,169	(11.4%)
Deposits and other demand obligations	13,122,845	13,537,826	(3.1%)
Deposits and other term deposits	16,494,241	16,137,942	2.2%
Obligations for repurchase agreements and securities loans	1,605,479	282,584	468.1%
Obligations with banks	3,536,748	10,366,499	(65.9%)
Debt financial instruments issued	8,127,120	8,001,045	1.6%
Other financial obligations	171,196	296,273	(42.2%)
Lease contract obligations	82,405	104,516	(21.2%)
Regulatory capital financial instruments issued	2,487,703	2,422,659	2.7%
Provisions for contingencies	110,224	108,781	1.3%
Provisions for dividends, interest payments and revaluation of regulatory capital financial instruments issued	419,205	154,033	172.2%
Special provisions for credit risk	339,389	339,334	–%
Current taxes	34,109	163,878	(79.2%)
Deferred taxes	—	3,547	–%
Other liabilities	2,251,128	1,683,654	33.7%
TOTAL LIABILITIES	61,566,104	66,365,995	(7.2%)

EQUITY
Capital	891,303	891,303	0.0%
Reserves	3,232,505	3,115,239	3.8%
Other accumulated comprehensive income	(106,508)	(5,242)	1931.8%
Items that will not be reclassified in results	1,271	1,369	129.4%
Elements that can be reclassified in results	(107,779)	(6,611)	1530.3%
Accumulated profits (losses) from previous years	39,679	23,487	68.9%
Net income (loss) for the year	581,109	496,404	17.1%
Provisions for dividends, interest payments and revaluation of regulatory capital financial instruments issued	(419,205)	(154,033)	172.2%
Total Shareholders' Equity	4,218,883	4,367,158	(3.4%)
Non-controlling interest	105,267	124,735	(15.6%)
TOTAL EQUITY	4,324,150	4,491,893	(3.7%)
TOTAL LIABILITIES AND EQUITY	65,890,254	70,857,888	(7.0%)

Annex 3: Income statement YTD

	Sept-24	Sept-23	Sept-24/ Sept-23
	Ch$ million		% Var.
Interest income	2,748,040	2,859,612	(3.9%)
Interest expenses	(1,666,788)	(2,368,941)	(29.6%)
Net interest income	1,081,252	490,671	120.4%
Readjustment income	320,227	351,791	(9.0%)
Readjustment expenses	(103,898)	(100,309)	3.6%
Net income from readjustments	216,329	251,482	(14.0%)
Net income from interest and readjustments	1,297,581	742,153	74.8%
Fee and commission income	708,257	630,067	12.4%
Fee and commission expenses	(299,938)	(242,661)	23.6%
Net fee and commission income	408,319	387,406	5.4%
Financial assets not for trading	(1,941)	100,704	(101.9%)
Result from derecognition of financial assets and liabilities at amortized cost and of financial assets at fair value with changes in other comprehensive income	(40,713)	(31,885)	7326.6%
Changes, readjustments and hedge accounting in foreign currency	223,134	174,725	27.7%
Net financial result	180,480	243,544	(25.9%)
Income from investments in associates and other companies	6,478	6,406	1.1%
Results from non-current assets and non-continued operations	(3,463)	11,382	(130.4%)
Other operating income	6,636	3,065	116.5%
Total operating income	1,896,031	1,393,956	36.0%
Personnel expenses	(298,388)	(316,809)	(5.8%)
Administration expenses	(276,019)	(227,499)	21.3%
Depreciation and amortization	(105,712)	(107,289)	(1.5%)
Impairment of non-financial assets	—	-	—%
Other operational expenses	(77,446)	(18,035)	329.4%
Total operating expenses	(757,565)	(669,632)	13.1%
Operating income before credit losses	1,138,466	724,324	57.2%
Provisions for credit risk owed by banks and loans and accounts receivable from customers	(498,508)	(422,336)	18.0%
Expense for special provisions for credit risk	(400)	(4,791)	(91.7%)
Recovery of written off loans	104,933	75,426	39.1%
Impairment due to credit risk of other financial assets at amortized cost and financial assets at fair value with changes in other comprehensive income	455	(581)	45.8%
Credit loss expense	(393,520)	(352,282)	11.7%
Net income from ordinary activities before tax	744,946	372,042	100.2%
Income tax	(154,136)	(37,804)	307.7%
Consolidated profit for the period	590,810	334,238	76.8%
Income attributable to shareholders	581,109	319,486	81.9%
Income attributable to non-controlling interest	9,701	14,752	(34.2%)

Annex 4: Quarterly income statement

	3Q24	2Q24	3Q23	3Q24/3Q23	3Q24/2Q24
	Ch$ million			% Var.
Interest income	884,368	882,798	987,377	(10.4%)	0.2%
Interest expenses	(477,842)	(518,798)	(796,629)	(40.0%)	(7.9%)
Net interest income	406,526	364,000	190,748	113.1%	11.7%
Readjustment income	109,420	147,766	25,189	334.4%	(26.0%)
Readjustment expenses	(38,814)	(53,754)	(4,778)	712.3%	991.5%
Net income from readjustments	70,606	94,012	20,411	245.9%	(24.9%)
Net income from interest and readjustments	477,132	458,011	211,159	126.0%	4.2%
Fee and commission income	244,135	234,375	215,215	13.4%	4.2%
Fee and commission expenses	(97,839)	(99,266)	(93,665)	4.5%	(1.4%)
Net fee and commission income	146,296	135,109	121,550	20.4%	8.3%
Financial assets not for trading	8,065	(8,322)	(26,390)	(108.9%)	(66.1%)
Result from derecognition of financial assets and liabilities at amortized cost and of financial assets at fair value with changes in other comprehensive income	4,607	316	3,497	31.7%	(2646.5%)
Changes, readjustments and hedge accounting in foreign currency	59,427	65,520	104,099	(42.9%)	(9.3%)
Net financial result	72,099	57,514	81,206	(11.2%)	25.4%
Income from investments in associates and other companies	2,268	2,832	2,209	2.7%	(19.9%)
Results from non-current assets and non-continued operations	(2,920)	(573)	9,186	14.7%	409.6%
Other operating income	(181)	886	942	(119.2%)	(21.3%)
Total operating income	694,694	653,780	426,252	63.0%	6.3%
Personnel expenses	(105,148)	(102,220)	(105,668)	(0.5%)	2.9%
Administration expenses	(91,006)	(92,750)	(78,115)	16.5%	(1.9%)
Depreciation and amortization	(34,529)	(34,908)	(36,310)	(4.9%)	(1.1%)
Impairment of non-financial assets	-	-	-	—%	—%
Other operational expenses	(21,295)	(15,952)	(10,571)	101.4%	33.5%
Total operating expenses	(251,978)	(245,830)	(230,664)	9.2%	2.5%
Operating income before credit losses	442,716	407,950	195,588	126.4%	8.5%
Provisions for credit risk owed by banks and loans and accounts receivable from customers	(170,893)	(165,958)	(145,127)	17.8%	3.0%
Expense for special provisions for credit risk	(68)	(1,657)	(4,856)	(98.6%)	(95.9%)
Recovery of written off loans	34,027	39,923	28,807	18.1%	(14.8%)
Impairment due to credit risk of other financial assets at amortized cost and financial assets at fair value with changes in other comprehensive income	690	(331)	480	7.1%	(308.5%)
Credit loss expense	(136,244)	(128,023)	(120,695)	12.9%	6.4%
Net income from ordinary activities before tax	306,472	279,927	74,893	309.2%	9.5%
Income tax	(59,357)	(59,274)	(13,280)	(355.7%)	0.1%
Consolidated profit for the period	247,115	220,653	61,613	301.1%	12.0%
Income attributable to shareholders	243,133	217,724	56,616	329.4%	11.7%
Income attributable to non-controlling interest	3,982	2,928	4,997	(20.3%)	36.0%

Annex 5: Quarterly evolution of main ratios and other information

(Ch$ million)	3Q23	4T23	1T24	2Q24	3Q24
Loans
Consumer	5,440,518	5,598,350	5,636,621	5,702,218	5,736,486
Mortgage	16,650,160	17,073,439	17,269,588	17,495,395	17,576,584
Commercial	18,035,767	18,176,914	18,453,250	17,365,984	17,047,541
Interbank	13,000	68,440	1,316	1,957	2,129
Total loans (includes interbank and FVOCI)	40,139,445	40,917,143	41,360,775	40,565,554	40,362,740
Allowance for loan losses	(1,133,461)	(1,154,103)	(1,188,764)	(1,189,453)	(1,199,372)
Total loans, net of allowances	39,005,984	39,763,040	40,172,011	39,376,101	39,163,368

Deposits
Demand deposits	12,904,084	13,537,826	13,508,867	13,230,749	13,122,844
Time deposits	15,651,236	16,137,942	16,908,024	16,067,191	16,494,241
Total deposits	28,555,320	29,675,768	30,416,891	29,297,940	29,617,085
Mutual funds (off balance sheet)	9,720,987	10,247,039	11,548,878	12,462,877	13,295,060
Total Client Funds	38,276,307	39,922,807	41,965,769	41,760,817	42,912,145
Loans / Deposits[1]	100.5%	98.9%	96.5%	96.8%	96.4%
Average balances
Average interest earning assets	51,262,755	52,494,159	54,060,364	51,441,551	49,129,997
Average loans	39,492,171	40,421,445	41,018,472	40,989,844	40,445,853
Average assets	69,913,353	71,512,696	73,377,886	70,407,924	66,489,228
Average demand deposits	12,973,642	13,080,310	13,635,065	13,478,958	13,053,755
Average assets	4,183,095	4,272,782	4,308,095	4,208,148	4,202,005
Average available funds (demand deposits + equity)	17,156,737	17,353,093	17,943,161	17,687,106	17,255,760

Capitalization
Risk Weighted Assets (RWA)	39,899,327	39,552,229	40,507,760	39,756,279	39,881,152
Capital (CET1)	4,275,569	4,397,881	4,209,225	4,226,325	4,267,142
AT1	818,358	608,721	683,598	656,696	625,658
Tier I	5,093,927	5,006,602	4,892,823	4,883,021	4,892,800
Tier II	1,746,535	1,972,132	2,000,722	2,017,378	1,955,774
Regulatory capital	6,840,461	6,978,733	6,893,544	6,900,399	6,848,574
Core Capital ratio	10.7%	11.1%	10.4%	10.6%	10.7%
Tier I ratio	12.8%	12.7%	12.1%	12.3%	12.3%
Tier II ratio	4.4%	5.0%	4.9%	5.1%	4.9%
BIS ratio	17.1%	17.6%	17.0%	17.4%	17.2%

Profitability & Efficiency
Net Interest Margin (NIM)[2]	1.6%	2.9%	2.7%	3.6%	3.9%
Efficiency ratio[3]	54.1%	43.1%	47.4%	37.6%	36.3%
Costs / assets[4]	1.3%	1.3%	1.4%	1.4%	1.5%
Demand deposits avg. / interest earning assets	25.3%	24.9%	25.2%	26.2%	26.6%
Return on average equity	5.4%	16.6%	11.2%	20.7%	23.1%
Return on average assets	0.3%	1.0%	0.7%	1.2%	1.5%
Return on RWA	0.6%	1.8%	1.2%	2.2%	2.4%

(Ch$ million)	3Q23	4T23	1T24	2Q24	3Q24
Asset quality
Impaired portfolio ⁵	2,215,504	2,291,621	2,397,573	2,523,808	2,694,292
Non-Performing Loans (NPLs) ⁶	906,482	923,852	1,044,628	1,079,179	1,250,929
Pastdue loans (PDL) ⁷	414,102	488,699	564,280	576,686	613,851
Provisions	(1,133,461)	(1,154,103)	(1,188,764)	(1,189,453)	(1,199,372)
Impaired / total loans	5.5%	5.6%	5.8%	6.2%	6.7%
NPLs/total loans	2.3%	2.3%	2.5%	2.7%	3.1%
PDL / total loans	1.0%	1.2%	1.4%	1.4%	1.5%
NPL coverage (provisions/NPLs)	125.0%	124.9%	113.8%	110.2%	95.9%
PDL Coverage (Provisions/PDLs)	273.7%	236.2%	210.7%	206.3%	195.4%
Expected loss ratio (provisions/loans) ⁸	2.8%	2.8%	2.9%	2.9%	3.0%
Cost of credit (annualized provision expense/average loans)	1.2%	1.2%	1.3%	1.2%	1.3%

Customers and service channels (#)
Total customers	3,907,194	4,052,314	3,963,945	4,049,467	4,213,326
Digital Clients	2,061,291	2,113,128	2,140,110	2,130,718	2,195,286
Branches	254	247	246	244	234
ATMs (including depository tellers)	2,023	2,103	2,109	2,146	2,072
Employees	9,077	9,229	8,976	8,885	8,861

Market information (closing - period)
Net income per share ($)	0.30	0.94	0.64	1.16	1.29
Net profit per ADR (US$)	0.14	0.43	0.26	0.49	0.58
Share price	41.15	43.00	48.80	44.20	46.80
ADR Price	18.34	19.49	19.80	18.83	20.80
Market capitalization (US$mm)	8,640	9,182	9,328	8,871	9,606
Number of shares	188,446	188,446	188,446	188,446	188,446
ADRs (1 ADR = 400 shares)	471	471	471	471	471

Other data
Quarterly UF variation ⁹	0.3%	1.6%	0.8%	1.3%	0.9%
Monetary policy rate (nominal)	9.5%	8.3%	7.3%	5.8%	5.5%
Observed dollar ($/US$) (end of period)	889.46	874.45	981.53	942.44	897.45
1.Ratio = (net loans - portion of mortgages financed with long-term bonds) / (time deposits + demand deposits.
2.NIM = Annualized net interest income divided by interest-earning assets.
3.Efficiency ratio = operating expenses / operating income.
4.Costs / assets = (Personnel expenses + Administrative expenses + depreciation) / Total assets.
5.Impaired loans include: (A) for loans assessed individually for impairment, (i) the carrying value of all loans to customers that are rated C1 through C6 and (ii) the carrying value of loans to an individual customer with a loan that is delinquent, regardless of category, excluding residential mortgage loans, if the past due amount of the mortgage loan is less than 90 days; and (B) for loans assessed collectively for impairment, (i) the carrying value of the total loans to a customer, when a loan to that customer is delinquent or has been renegotiated, excluding outstanding residential mortgage loans, and (ii) if the delinquent or renegotiated loan is a residential mortgage loan, all loans to that customer.
6.Principal + future interest on all loans with a payment that is 90 days or more past due.
7.Total installments plus credit lines overdue by more than 90 days.
8.Based on internal credit models and CMF guidelines, banks must have 100% coverage of the risk index.
9.Calculated using the variation of the Unidad de Fomento (UF) in the period.